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Follow-Up Materials

03007130

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bangkok Bank Public Co. Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 4835 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/5/03

File No. 82-4835

AR/S
12-31-02

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Financial Statements

Year ended December 31, 2002

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Building, 25th Floor,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax : 66 (0) 2676 5757
www.deloitteap.com

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟ็กซ์ : 66 (0) 2676 5757

Deloitte Touche Tohmatsu

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have audited the accompanying consolidated balance sheets of Bangkok Bank Public Company Limited and its subsidiaries and the balance sheets of Bangkok Bank Public Company Limited as at December 31, 2002 and 2001, and the related consolidated and the Bank's statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and the Bank's financial statements present fairly, in all material respects, the financial position of Bangkok Bank Public Company Limited and its subsidiaries, and of Bangkok Bank Public Company Limited as at December 31, 2002 and 2001 and the results of operations and the cash flows for the years then ended in conformity with generally accepted accounting principles.

Without qualifying our opinion, as described in Notes 1.2, 3.6 and 4.6 to the financial statements, the Bank of Thailand (the "BOT") issued the Guidelines (the "Guidelines") for estimating and recording a minimum allowance for the doubtful accounts and also required the Bank to utilize BOT defined qualitative loan review procedures. The Bank and its subsidiaries had recorded allowance for doubtful accounts in excess of the minimum total allowance calculated pursuant to the BOT's guidelines, in the consolidated and the Bank's financial statements as at December 31, 2001 of Baht 44,395.4 million and Baht 44,204.5 million, respectively. As at December 31, 2001, the Bank was carrying out the qualitative loans reviews per the BOT's notifications dated August 26, 1998 as an ongoing process. Nevertheless, the Bank has established its own qualitative loan review procedures and therefore, believes that the effect on the financial statements for the year ended December 31, 2001 would not be material, had the Bank completed qualitative loan review procedures as required by the Guidelines. Subsequently, the BOT had replaced the Guidelines on qualitative loans reviews with the new guidelines regarding the amendment of the regulations of qualitative reviews of loans, commitments and its related report dated September 20, 2002 and December 20, 2002. One of the main requirements is to require banks to perform qualitative reviews of their loans and commitments in accordance with the new guidelines at 25% of outstanding loans and commitments at the end of the year 2002. As at December 31, 2002, the Bank has complied with the new guidelines.

As described in Note 1 to the financial statements, Thailand and many other Asia-Pacific countries continue to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand including the Bank and its subsidiaries.

Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand)
Registration No. 3356
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
February 14, 2003

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
ASSETS				
CASH	23,899,817,994	16,141,827,206	23,783,877,885	16,017,906,106
INTERBANK AND MONEY MARKET ITEMS (Note 4.2)				
Domestic items				
Interest bearing	9,060,526,374	8,061,710,138	8,506,960,463	8,034,393,613
Non - interest bearing	7,261,656,656	6,123,426,962	7,224,865,547	6,045,782,753
Foreign items				
Interest bearing	109,828,925,391	190,989,905,464	119,862,093,521	199,374,001,384
Non - interest bearing	4,487,721,233	4,827,409,861	4,114,493,453	4,615,753,559
Total interbank and money market items, net	130,638,829,654	210,002,452,425	139,708,412,984	218,069,931,309
SECURITIES PURCHASED UNDER RESALE AGREEMENTS (Note 4.3)	6,180,000,000	26,242,000,000	6,000,000,000	25,521,000,000
INVESTMENTS (Notes 3.4 and 4.4)				
Current investments, net	65,894,182,824	39,398,047,615	59,826,059,266	37,082,047,050
Long - term investments, net	255,076,762,725	222,292,023,344	250,391,240,857	217,246,151,062
Investments in subsidiaries and associated companies, net	2,322,423,843	3,304,201,867	7,944,294,793	8,962,937,027
Total investments, net	323,293,369,392	264,994,272,826	318,161,594,916	263,291,135,139
LOANS AND ACCRUED INTEREST RECEIVABLE				
Loans (Notes 3.5 and 4.5)	837,853,886,685	723,787,711,147	830,622,403,628	718,141,549,019
Accrued interest receivable	1,473,371,725	1,767,061,407	1,459,147,451	1,755,760,050
Total loans and accrued interest receivable	839,327,258,410	725,554,772,554	832,081,551,079	719,897,309,069
Less Allowance for doubtful accounts (Notes 3.6 and 4.6)	(138,137,319,243)	(58,142,531,117)	(137,529,844,164)	(57,434,673,807)
Less Revaluation allowance for debt restructuring (Note 4.7)	(13,224,311,237)	(11,118,703,574)	(13,224,311,237)	(11,104,813,196)
Total loans and accrued interest receivable, net	687,965,627,930	656,293,537,863	681,327,395,678	651,357,822,066
PROPERTIES FORECLOSED, NET (Notes 3.8 and 4.8)	33,741,081,616	31,880,795,548	31,605,689,578	29,530,672,523
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	1,178,513,869	2,277,110,455	1,178,513,869	1,392,070,455
PREMISES AND EQUIPMENT, NET (Notes 3.9 and 4.9)	30,027,940,763	30,311,352,793	29,846,121,188	30,130,153,338

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
ASSETS (CONTINUED)				
LEGAL EXPENSE PAID IN ADVANCE	1,925,871,864	2,186,045,881	1,921,086,447	2,179,285,376
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	3,893,854,492	3,397,428,279	3,733,209,068	3,235,077,290
LEASEHOLD, NET (Note 3.11)	2,698,225,088	2,953,414,569	2,698,225,088	2,953,414,569
OTHER ASSETS, NET	5,512,546,078	5,824,643,634	5,134,335,606	5,069,075,804
TOTAL ASSETS	1,250,955,678,740	1,252,504,881,479	1,245,098,462,307	1,248,747,543,975

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 4.10)				
Deposits in Baht	977,677,526,140	985,179,206,760	975,658,350,630	983,506,453,249
Deposits in foreign currencies	93,016,907,507	94,438,364,990	87,006,319,962	88,424,089,604
Total deposits	1,070,694,433,647	1,079,617,571,750	1,062,664,670,592	1,071,930,542,853
INTERBANK AND MONEY MARKET ITEMS (Note 4.11)				
Domestic items				
Interest bearing	1,783,215,463	5,960,883,087	1,783,215,463	6,007,415,786
Non - interest bearing	2,353,200,508	1,900,042,732	2,406,006,617	1,908,823,771
Foreign items				
Interest bearing	15,777,177,291	14,653,135,650	18,374,098,271	19,971,577,176
Non - interest bearing	1,389,229,244	1,390,172,610	1,433,208,763	1,431,010,165
Total interbank and money market items, net	21,302,822,506	23,904,234,079	23,996,529,114	29,318,826,898
LIABILITIES PAYABLE ON DEMAND	3,592,004,734	3,571,478,064	3,549,489,211	3,497,921,102
BORROWINGS (Note 4.12)				
Short - term borrowings	4,356,299,115	4,356,299,115	4,356,299,115	4,356,299,115
Long - term borrowings	39,928,654,861	39,688,471,653	39,928,654,861	39,688,471,653
Total borrowings	44,284,953,976	44,044,770,768	44,284,953,976	44,044,770,768
SUBORDINATED DEBENTURES CUM PREFERRED SHARES (Note 4.18)	34,496,550,000	34,496,550,000	34,496,550,000	34,496,550,000
BANK'S LIABILITIES UNDER ACCEPTANCES	1,178,513,869	2,277,110,455	1,178,513,869	1,392,070,455
INTEREST PAYABLE	4,640,064,141	5,748,988,594	4,590,758,385	5,726,362,872
INTER ACCOUNT BALANCE, NET	6,080,468,964	5,519,337,506	6,072,280,876	5,502,468,602
OTHER LIABILITIES	8,991,329,065	9,993,562,470	8,762,592,801	9,640,894,922
TOTAL LIABILITIES	1,195,261,140,902	1,209,173,603,686	1,189,596,338,824	1,205,550,408,472

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 4.19)				
Registered share capital				
3,998,000,000 ordinary shares of Baht 10 each	39,980,000,000	39,980,000,000	39,980,000,000	39,980,000,000
2,000,000 preferred shares of Baht 10 each	20,000,000	20,000,000	20,000,000	20,000,000
Issued and paid - up share capital				
1,466,495,694 ordinary shares of Baht 10 each	14,664,956,940	14,664,956,940	14,664,956,940	14,664,956,940
345,000 preferred shares of Baht 10 each (Notes 4.18 and 4.19)	3,450,000	3,450,000	3,450,000	3,450,000
PREMIUM ON ORDINARY SHARE CAPITAL	49,741,738,452	49,741,738,452	49,741,738,452	49,741,738,452
UNREALIZED INCREMENT PER LAND APPRAISAL (Note 3.9)	10,209,272,989	10,293,557,225	10,209,272,989	10,293,557,225
UNREALIZED INCREMENT PER PREMISES APPRAISAL (Note 3.9)	5,655,283,543	6,257,794,426	5,655,283,543	6,257,794,426
FOREIGN EXCHANGE ADJUSTMENT	1,584,794,664	1,783,339,273	1,584,794,664	1,783,339,273
UNREALIZED GAINS ON INVESTMENT (Note 3.4)	13,896,851,337	8,538,151,062	13,896,851,337	8,538,151,062
UNREALIZED LOSSES ON INVESTMENT (Note 3.4)	(2,448,629,103)	(3,364,166,192)	(2,448,629,103)	(3,364,166,192)
RETAINED EARNINGS (DEFICIT)				
Appropriated				
Legal reserves (Note 4.22)	11,544,800,000	11,544,800,000	11,544,800,000	11,544,800,000
Other reserves (Note 4.22)	63,266,975,948	63,266,975,948	63,266,975,948	63,266,975,948
Unappropriated (Deficit)	(112,617,371,287)	(119,533,461,631)	(112,617,371,287)	(119,533,461,631)
TOTAL	55,502,123,483	43,197,135,503	55,502,123,483	43,197,135,503
MINORITY INTEREST	192,414,355	134,142,290	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	55,694,537,838	43,331,277,793	55,502,123,483	43,197,135,503
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,250,955,678,740	1,252,504,881,479	1,245,098,462,307	1,248,747,543,975

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
OFF - BALANCE - SHEET ITEMS				
CONTINGENCIES (Note 4.23)				
AVALS TO BILLS AND GUARANTEES OF LOANS	20,964,323,977	27,197,338,490	20,890,823,977	27,197,338,490
LIABILITY UNDER UNMATURED IMPORT BILLS	8,920,775,091	8,991,455,877	8,824,740,556	8,906,988,869
LETTERS OF CREDIT	26,143,944,990	19,835,359,665	25,933,002,861	19,688,882,774
OTHER CONTINGENCIES	522,172,553,145	535,374,724,294	538,208,714,781	551,142,962,126

Notes to the financial statements form an integral part of these financial statements

Chartsiri Sophonpanich

(Mr. Chartsiri Sophonpanich)
President

Teera Aphaiwongse

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
INTEREST AND DIVIDEND INCOME				
Interest on loans	34,640,266,708	40,183,422,078	34,275,116,493	39,916,051,316
Interest on interbank and money market items	5,747,673,599	9,411,357,778	6,292,379,735	10,105,971,668
Hire purchase and financial lease income	751,059	2,284,705	-	-
Investments	12,116,644,373	10,922,730,326	11,621,362,465	10,388,569,092
Total interest and dividend income	52,505,335,739	60,519,794,887	52,188,858,693	60,410,592,076
INTEREST EXPENSES				
Interest on deposits	19,540,459,848	25,195,848,004	19,314,670,108	24,991,648,851
Interest on interbank and money market items	586,981,173	1,377,021,181	634,845,997	1,545,288,585
Interest on short - term borrowings	1,726,821,272	2,385,839,398	1,726,821,272	2,412,670,630
Interest on long - term borrowings	8,186,283,099	7,728,968,732	8,186,283,099	7,728,968,732
Total interest expenses	30,040,545,392	36,687,677,315	29,862,620,476	36,678,576,798
NET INTEREST AND DIVIDEND INCOME	22,464,790,347	23,832,117,572	22,326,238,217	23,732,015,278
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) (Note 4.6)	(8,137,531,908)	(3,603,345,307)	(8,185,593,020)	(3,258,951,190)
LOSS ON DEBT RESTRUCTURING	12,416,730,736	8,713,481,098	12,416,730,736	8,713,481,098
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	18,185,591,519	18,721,981,781	18,095,100,501	18,277,485,370
NON - INTEREST INCOME				
Gain (loss) on investments, net	192,039,430	170,194,279	184,270,818	(292,797,802)
Equity in undistributed net income (loss) of subsidiaries and associated companies	(436,436,338)	123,311,605	(456,859,015)	1,053,606,121
Fees and service income				
Acceptances, aval and guarantees	347,482,687	440,115,255	347,138,044	440,105,755
Others	10,941,545,830	9,462,979,313	10,495,549,333	9,383,450,706
Gain on exchange, net	2,335,371,213	1,512,476,033	2,294,376,717	1,372,882,531
Other income	1,712,752,076	581,953,753	1,661,252,080	469,504,406
Total non - interest income	15,092,754,898	12,291,030,238	14,525,727,977	12,426,751,717

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUTED)

FOR THE YEARS ENDED DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON - INTEREST INCOME	33,278,346,417	31,013,012,019	32,620,828,478	30,704,237,087
NON - INTEREST EXPENSES				
Personnel expenses	8,600,642,283	8,553,678,490	8,283,402,327	8,435,242,265
Premises and equipment expenses	4,910,001,976	4,563,192,823	4,777,993,975	4,530,102,002
Taxes and duties	2,078,089,890	2,009,616,393	2,067,681,386	2,001,643,252
Fees and service expenses	1,968,863,684	1,562,099,277	1,910,867,666	1,553,244,820
Directors' remuneration	34,471,304	32,096,000	30,773,305	29,360,000
Contributions to the Financial Institutions Development Fund	4,113,102,055	4,132,008,525	4,105,521,532	4,128,748,822
Other expenses	5,286,662,930	3,673,485,287	5,173,604,368	3,541,527,783
Total non - interest expenses	26,991,834,122	24,526,176,795	26,349,844,559	24,219,868,944
INCOME BEFORE INCOME TAX	6,286,512,295	6,486,835,224	6,270,983,919	6,484,368,143
INCOME TAX EXPENSES (Note 4.28)	7,196,918	4,099,220	-	-
INCOME BEFORE MINORITY INTEREST	6,279,315,377	6,482,736,004	6,270,983,919	6,484,368,143
MINORITY INTERESTS IN SUBSIDIARIES' PROFIT (LOSS)	8,331,458	(1,632,139)	-	-
NET INCOME	6,270,983,919	6,484,368,143	6,270,983,919	6,484,368,143
BASIC EARNINGS PER SHARE (Note 3.16)	4.28	4.42	4.28	4.42
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES SHARES	1,466,495,694	1,466,495,694	1,466,495,694	1,466,495,694

Notes to the financial statements form an integral part of these financial statements

Chartsiri Sophonpanich

(Mr. Chartsiri Sophonpanich)

President

Teera Aphaiwongse

(Mr. Teera Aphaiwongse)

Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
ORDINARY SHARE CAPITAL				
Beginning balance	14,664,956,940	14,664,956,940	14,664,956,940	14,664,956,940
Ending balance	14,664,956,940	14,664,956,940	14,664,956,940	14,664,956,940
PREFERRED SHARES				
Beginning balance	3,450,000	3,450,000	3,450,000	3,450,000
Ending balance	3,450,000	3,450,000	3,450,000	3,450,000
PREMIUM ON ORDINARY SHARE CAPITAL				
Beginning balance	49,741,738,452	49,741,738,452	49,741,738,452	49,741,738,452
Ending balance	49,741,738,452	49,741,738,452	49,741,738,452	49,741,738,452
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance	10,293,557,225	10,188,625,049	10,293,557,225	10,188,625,049
Additions (Deductions)	(84,284,236)	104,932,176	(84,284,236)	104,932,176
Ending balance	10,209,272,989	10,293,557,225	10,209,272,989	10,293,557,225
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	6,257,794,426	6,879,427,051	6,257,794,426	6,879,427,051
Deductions	(602,510,883)	(621,632,625)	(602,510,883)	(621,632,625)
Ending balance	5,655,283,543	6,257,794,426	5,655,283,543	6,257,794,426
FOREIGN EXCHANGE ADJUSTMENT				
Beginning balance	1,783,339,273	1,817,723,520	1,783,339,273	1,817,723,520
Deductions	(198,544,609)	(34,384,247)	(198,544,609)	(34,384,247)
Ending balance	1,584,794,664	1,783,339,273	1,584,794,664	1,783,339,273
UNREALIZED GAINS ON INVESTMENTS				
Beginning balance	8,538,151,062	5,588,564,929	8,538,151,062	5,588,564,929
Additions	5,358,700,275	2,949,586,133	5,358,700,275	2,949,586,133
Ending balance	13,896,851,337	8,538,151,062	13,896,851,337	8,538,151,062
UNREALIZED LOSSES ON INVESTMENTS				
Beginning balance	(3,364,166,192)	(3,100,294,830)	(3,364,166,192)	(3,100,294,830)
Deductions (Additions)	915,537,089	(263,871,362)	915,537,089	(263,871,362)
Ending balance	(2,448,629,103)	(3,364,166,192)	(2,448,629,103)	(3,364,166,192)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
RETAINED EARNINGS (DEFICIT)				
Appropriated				
LEGAL RESERVES				
Beginning balance	11,544,800,000	11,544,800,000	11,544,800,000	11,544,800,000
Ending balance	11,544,800,000	11,544,800,000	11,544,800,000	11,544,800,000
OTHER RESERVES				
Beginning balance	63,266,975,948	63,266,975,948	63,266,975,948	63,266,975,948
Ending balance	63,266,975,948	63,266,975,948	63,266,975,948	63,266,975,948
Unappropriated (deficit)				
Beginning balance	(119,533,461,631)	(126,639,324,267)	(119,533,461,631)	(126,639,324,267)
Additions - Net income	6,270,983,919	6,484,368,143	6,270,983,919	6,484,368,143
- Depreciation of building-appraisal (Note 4.1.2.5)	645,106,425	621,494,493	645,106,425	621,494,493
Ending balance	(112,617,371,287)	(119,533,461,631)	(112,617,371,287)	(119,533,461,631)
MINORITY INTEREST				
Beginning balance	134,142,290	22,202,259	-	-
Additions	58,272,065	111,940,031	-	-
Ending balance	192,414,355	134,142,290	-	-
TOTAL	55,694,537,838	43,331,277,793	55,502,123,483	43,197,135,503

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	6,270,983,919	6,484,368,143	6,270,983,919	6,484,368,143
Item to reconcile net income to net cash flows from operating activities				
Depreciation and amortization expenses	10,048,241,433	10,458,024,812	10,064,812,292	10,487,200,252
Bad debt and doubtful accounts (reversal)	(8,137,531,908)	(3,603,345,307)	(8,185,593,020)	(3,258,951,190)
Loss on debt restructuring	12,416,730,736	8,713,481,098	12,416,730,736	8,713,481,098
Loss (gain) on foreign exchange	1,350,263,720	(416,920,970)	1,351,136,215	(416,920,970)
Loss (gain) on disposal of assets	(139,880,064)	5,783,829	(137,670,665)	7,088,517
Unrealized loss (gain) on revaluation of trading securities	96,853,412	(68,799,545)	96,853,412	30,729,453
Gain on disposal of securities for investment	(1,632,540,765)	(2,120,447,347)	(1,624,676,152)	(1,848,631,594)
Loss on impairment of investments	1,158,700,388	2,309,509,951	1,158,700,388	2,309,509,951
Loss from investments written off	417,554,431	-	417,554,431	-
Gain on reversal of impairment of investments	(24,185,368)	(117,169,127)	(24,185,368)	(117,169,127)
Gain on transfer of investments	-	(26,583,495)	-	(26,583,495)
Gain on revaluation of land and premises	(11,299,706)	(2,157,592)	(11,299,706)	(2,157,592)
Equity in undistributed net loss (income) of subsidiaries and associated companies	436,436,338	(123,311,605)	456,859,015	(1,053,606,121)
Dividend income from subsidiaries and associated companies	24,497,130	38,196,162	24,497,130	39,146,153
Stock dividend received	(9,968,250)	-	(9,968,250)	-
Loss on impairment of properties foreclosed	1,103,518,979	667,093,846	1,033,058,319	550,602,058
Gain on reversal of impairment of properties foreclosed	(20,515,340)	(67,042,598)	-	(65,213,850)
Loss on impairment of other assets	167,462,126	41,381,102	163,756,830	41,381,102
Loss from redemption prior to the maturity of subordinated bonds	9,923,216	-	9,923,216	-
Accrued interest receivable and dividend decrease (increase)	1,227,406,812	(782,295,820)	971,898,102	(542,933,456)
Accrued receivable - other increase	(73,460)	(61,406,107)	(56,098,087)	(4,436,493)
Accrued interest payable decrease	(1,108,924,454)	(2,117,369,934)	(1,135,604,487)	(2,185,126,061)
Accrued other expenses increase (decrease)	50,176,155	(203,784,195)	5,986,561	(206,422,587)
Minority interest in profit (loss) of subsidiaries	8,331,458	(1,632,139)	-	-
Income from operations before changes in operating assets and liabilities	23,702,160,938	19,005,573,162	23,257,654,831	18,935,354,191

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating assets (increase) decrease				
Interbank and money market items	75,827,383,674	(5,539,731,512)	75,101,221,153	(4,111,050,183)
Negotiable certificates of deposit	1,317,245,944	21,891,616	1,317,245,944	21,891,616
Securities purchased under resale agreements	20,062,000,000	20,158,000,000	19,521,000,000	20,879,000,000
Current investments - trading securities	3,334,709,172	146,953,803	3,334,709,172	(283,959,725)
Loans	(43,896,764,559)	27,193,410,569	(42,375,365,358)	27,980,068,234
Properties foreclosed	1,869,395,527	958,970,136	1,643,325,204	1,182,192,640
Other assets	514,233,877	(2,642,788,681)	159,595,859	(2,395,971,904)
Operating liabilities increase (decrease)				
Interbank and money market items	(2,601,411,574)	(16,534,159,620)	(5,322,297,784)	(14,675,220,477)
Negotiable certificates of deposit	(27,930,132)	181,429,332	(6,950,154)	(109,152,970)
Deposits	(8,895,207,971)	40,114,922,081	(9,258,922,107)	38,528,737,849
Liabilities payable on demand	20,526,670	165,437,814	51,568,109	351,057,692
Securities sold under repurchase agreements	-	(2,700,000,000)	-	(2,700,000,000)
Other liabilities	(3,004,907,307)	2,737,957,242	(2,588,279,268)	2,829,824,201
Net cash provided by operating activities	68,221,434,259	83,267,865,942	64,834,505,601	86,432,771,164
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(257,767,519,928)	(123,822,410,893)	(255,588,482,565)	(119,863,122,861)
Proceeds from disposal of available for sale securities	203,495,886,940	72,520,590,172	201,236,766,114	70,203,862,622
Purchase of held to maturity debt securities	(30,863,157,434)	(27,098,332,258)	(19,378,786,351)	(23,672,617,884)
Proceeds from redemption of held to maturity debt securities	30,839,634,758	16,596,015,206	22,791,640,023	11,290,001,380
Purchase of general investments	(518,262,032)	(299,921,966)	(518,262,032)	(299,296,966)
Proceeds from disposal of general investments	1,270,503,676	1,465,186,349	1,270,503,676	1,473,006,349
Purchase of investments in subsidiaries and assosiated companies	-	-	-	(150,158,476)
Proceeds from disposal of investments in subsidiaries and asssosiated companies	7,800,000	135,000,003	7,800,000	135,000,565
Purchase of premises, equipment and leasehold	(1,868,914,011)	(1,809,123,074)	(1,824,725,995)	(1,733,860,358)
Proceeds from disposal of premises, equipment and leasehold	155,034,952	35,447,430	148,451,263	33,748,893
Net cash used in investing activities	(55,248,993,079)	(62,277,549,031)	(51,855,095,867)	(62,583,436,736)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for floating rate note	-	(3,420,362,988)	-	(3,420,362,988)
Cash paid for redemption prior to the maturity of convertible bonds	-	(12,523,342,123)	-	(15,452,544,107)
Cash paid for redemption prior to the maturity of subordinated bonds	(210,454,600)	-	(210,454,600)	-
Cash paid for subordinated bonds extinguishment	(5,060,000,000)	(5,060,000,000)	(5,060,000,000)	(5,060,000,000)
Net cash used in financing activities	(5,270,454,600)	(21,003,705,111)	(5,270,454,600)	(23,932,907,095)
Effect on cash due to changes in the exchange rates	56,004,207	(22,291,071)	57,016,644	(23,419,028)
Net increase (decrease) in cash	7,757,990,787	(35,679,271)	7,765,971,778	(106,991,695)
Cash as at January 1,	16,141,827,207	16,177,506,477	16,017,906,107	16,124,897,801
Cash as at December 31,	23,899,817,994	16,141,827,206	23,783,877,885	16,017,906,106

Notes to the financial statements form an integral part of these financial statements

1. ECONOMIC SITUATION AND THE OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

1.1 Economic situation and the operations of the Bank and its subsidiaries

Thailand and many Asia-Pacific countries continued to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand, including Bangkok Bank Public Company Limited. The presenting consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and subsidiaries. The ultimate effect of such uncertainties on the financial position of the Bank and subsidiaries cannot be presently determined.

1.2 Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Bank of Thailand's (the BOT) regulations and guidelines to estimate the minimum required allowance for doubtful accounts. The BOT's guidelines require banks to categorize their loan portfolios into six categories subject to different levels of provisioning and established new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance-sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. During the half year ended June 30, 2002, the Bank was carrying out the qualitative loans reviews as an on going process in accordance with the BOT's guidelines in effect at the time which may continue to affect the classification and therefore the estimate of allowance for doubtful accounts. Nevertheless, the Bank had set forth alternative qualitative loan review procedures, which the Bank believes that the effect on the financial statements for the half year ended June 30, 2002 and for the year ended December 31, 2001 would not be material, had the Bank completed qualitative loan review procedures as required by the BOT's guidelines. However, for the second half of the year 2002, the BOT had replaced the guidelines on qualitative loans reviews per the BOT's notification dated August 26, 1998 with the new guidelines regarding the amendment of the regulations of qualitative review of loans, commitments and its related reports dated September 20, 2002 and December 20, 2002, which requires banks to perform qualitative reviews of their loans and commitments in accordance with the new guidelines at 25% of outstanding loans and commitments as at the end of the year 2002. As at December 31, 2002, the Bank was fully in compliance with such requirement.

The BOT has also issued additional guidelines clarifying the above guidelines, regarding the basis for debt restructuring and collateral appraisal of the financial institutions, worthless or irrecoverable assets or assets with doubtful value of recoverability and reports to be submitted to the BOT.

1.3 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at December 31, 2002 and 2001 the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change, as considered necessary by the BOT.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE BANK'S FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at December 31, 2002 and 2001 the Bank has a total staff of 18,416 and 18,705, respectively.

2.1 The consolidated financial statements and the Bank's financial statements are presented in accordance with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The accompanying financial statements are prepared in accordance with requirement accounting principles and practices generally accepted in Thailand.

2.2 The consolidated financial statements include the accounts of all branches of the Bank and its six subsidiaries and eliminate significant business transactions and outstanding balances between the Bank and its subsidiaries. The six subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited (formerly known as Thaksin Finance Company Limited), Sinsubtawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank, and BBL Asset Management Company Limited. The consolidated financial statements do not include the financial statements of Noble Place Company Limited and Thai Precision Manufacturing Company Limited in which the Bank holds 60.61% and 59.77%, respectively, stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Noble Place Company Limited reported total assets in their December 31, 2000 audited financial statements amounting to Baht 730.4 million and Thai Precision Manufacturing Company Limited reported total assets in their December 31, 2001 audited financial statements amounting to Baht 776.2 million.

The consolidated financial statements for the years ended December 31, 2002 and 2001 also included BBL Nominees (Tempatan) SDN BHD and BBL Nominees (Asing) SDN BHD, the 100.00% owned subsidiaries of Bangkok Bank Berhad.

In addition, the consolidated financial statements for the years ended December 31, 2002 and 2001 also included Bualuang Securities Company Limited the 65.00% and 81.25% owned subsidiary of Bualuang Finance Company Limited, respectively.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

2.3 The Bank's financial statements include the accounts of all branches of the Bank and account for investment in subsidiaries and associated companies by the equity method. However, the Bank's interest in subsidiaries was taken from the audited financial statements of these companies and the Bank's interest in associated companies' equity was taken from the unaudited financial statements of these companies except for Asia Credit Public Company Limited's financial statements which has been audited.

2.4 Reclassifications

The financial statements for the year ended December 31, 2001 were reclassified into a new format so as to be in accordance with the presentation of the financial statements for the year 2002 as follows :

The presentation of the financial statements for the year ended December 31, 2002	**The presentation of the financial statements for the year ended December 31, 2001**
- Cash flows from operating activities in the statements of cash flows includes gains (losses) on revaluation of forward contracts in losses (gains) on foreign exchange.	- Cash flows from operating activities in the statements of cash flows includes gains (losses) on revaluation of forward contracts in other liabilities.
- Investing activities in the statements of cash flows were presented as purchase of investment and proceeds from sales of investment in available for sale securities, held to maturity debt securities, general investments and investment in subsidiaries and associated companies.	- Investing activities in the statements of cash flows were presented as current investments and long-term investments on a net basis.

The Bank recategorized interest on short-term borrowings and interest on long-term borrowings in statements of income for the year ended December 31, 2001 for the purpose of comparing financial statement figures.

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Recognition of interest income

The Bank recognizes interest income from loans on an accrual basis, except for interest which was accrued over 3 months, such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

3.2 Recognition of interest expenses and other expenses

The Bank recognizes interest expenses and other expenses includes contribution to the Financial Institutions Development Fund on an accrual basis.

3.3 Cash

Cash are cash on hand and cash in transit.

3.4 Investments

The Bank's investments portfolios, consisting of debt, equity securities and investments in receivables are classified as trading securities, available for sale securities, held to maturity securities, general investment and investment in subsidiaries and associated companies which the Bank present as current investments, long-term investments, and investments in subsidiaries and associated companies.

Current investments are investments which the Bank intends to hold for one year or less. Current investments include trading securities, available for sale securities and debt securities maturing within one year.

Long-term investments are investments which the Bank intends to hold for more than one year. Long-term investments include equity securities that are classified as available for sale securities, general investment and debt securities maturing more than one year.

Investment in debt securities or marketable equity securities with readily determinable market values that are acquired with the intent to hold for a short period of time in order to take advantage of anticipated changes in market values are classified as trading securities and carried at fair value. Unrealized gains and losses from changes in fair value are recognized as non-interest income.

Debt securities and investments in receivables for which the Bank has the intent and the ability to hold until maturity are classified as held to maturity debt securities and carried at the amortized cost, net of valuation allowances for impairment, if any.

Debt securities, investments in receivables and marketable equity securities with readily determinable market values that are not classified as either held to maturity securities, or trading securities or investments in subsidiaries and associated companies are classified as available for sale securities and carried at fair value, net of valuation allowances for impairment, if any. The unrealized gains or losses related to available for sale securities are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

Non-marketable equity securities are classified as general investment and carried at cost, net of valuation allowances for impairment, if any.

The Bank presented investment in subsidiaries and associated companies by the equity method, net of valuation allowances for impairment.

The Bank classified the non-negotiable promissory note and the rights of the Bank against the promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and given to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank, as held to maturity debt securities.

The Bank recognizes interest income on the aforementioned rights on an accrual basis and concurrently provides reserve for loss sharing from the TAMC by the same amount.

Realized gains and losses arising from the sale of debt and equity securities are computed based on the weighted average method and are included in non-interest income.

Interest income on debt securities is recognized on an accrual basis. The amortization of premiums and accretion of discounts use methods that produce a level yield. Dividend is recognized as income on a cash basis. These are included in interest and dividend income.

Valuation allowances for impairment are established by recognizing an unrealized loss upon impairment of investments in the statement of income as per Bank's assessment.

The fair value calculation of debt instruments

As at December 31, 2002, the fair value of debt instruments is calculated as follows :

- For debt instruments of government, state enterprise bonds and other domestic debt instruments, the Thai Bond Dealing Center debt instruments bid yield is used in the case where debt instruments are listed in the Thai Bond Dealing Center. For such debt instruments that are not listed in the Thai Bond Dealing Center, the average bid yield from three reliable financial institutions will be used.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

As at December 31, 2001, the fair value of debt instruments is calculated as follows :

- For debt instruments of government sector, the monthly auction value of the Bank of Thailand bonds and state enterprise bonds guaranteed by the government is used. If there is no such auction value, the Bank's yield curve for debt instruments of government sector will be used, as per the BOT's guideline. In the case of state enterprise bonds without government guarantee, an appropriate risk premium will be applied.

- For other domestic debt instruments, bid price of reliable financial institutions or the Bank's yield curve for debt instruments of government sector with an appropriate risk premium will be used as deemed appropriate.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

The fair value calculation of equity securities

For marketable equity securities with readily determinable market values, the fair value is determined by the last bid price on The Stock Exchange of Thailand on the last business day of the period. If the last bid price is not available, the last closing price will be used.

Investment in marketable unit trusts are stated at fair value based on redemption value as at the end of the year.

3.5 Loans

Overdrafts are carried at the drawn amounts including interest. Other loans are carried at the principal amounts. Unearned discounts on bills are eliminated from loans. (see Note 4.5)

3.6 Allowance for doubtful accounts

In accordance with the notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 18, 2002, revoking the notification on the same subject dated March 17, 2000, which required the Bank to write off doubtful of loss loans in excess of collateral and fully provisioned for in accordance with the notification of the BOT. The Bank has considered recording the loans and related allowance for doubtful accounts for doubtful of loss loans which had been written-off, as a written-back in the consolidated and the Bank's balance sheet as at June 30, 2002 amounting to Baht 88,143.3 million[*] and Baht 88,034.9 million,[*] respectively, to conform with such notification.

As at December 31, 2002 and 2001, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines to be Baht 90,879.5 million[**] and Baht 13,725.0 million,[***] respectively, in the consolidated financial statements and Baht 90,469.2 million[**] and Baht 13,215.0 million,[***] respectively, in the Bank's financial statements.

As at December 31, 2002 and 2001, the Bank and its subsidiary companies recorded allowance for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount of Baht 47,115.4 million and Baht 44,395.4 million, respectively, in the consolidated financial statements and of Baht 46,918.2 million and Baht 44,204.5 million, respectively, in the Bank's financial statements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

---

* Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 127.1 million.

** Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 162.7 million.

*** Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 28.9 million.

In the event of loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by the lower amount of loss on debt restructuring or allowance for doubtful accounts recorded in the previous period.

3.7 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank uses conservative basis in recognizing the transferred asset or equity at the lower of recorded loan amount or asset fair value, of which the effect is not material from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense as incurred. Subsequently, the Bank recalculates the abovementioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

3.8 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense. For the quarter ended September 30, 2002 onwards, net realizable value is determined from the appraised value less related selling expenses.

Gains or losses on disposal of such properties are recognized as non-interest income or expense on the date of disposal.

3.9 Premises, equipment and depreciation

In 2000, land and premises were reappraised by independent professional appraisers according to the guidelines established by the BOT. The land and premises increment resulting from the appraisal was recorded in the accounts as unrealized increment per land and premises appraisal and shown as shareholders' equity. Depreciation of the premises appraisal increase was recognized as an expense in the statement of income and the amortization of the unrealized increment per premises appraisal was transferred to the retained earnings by the same amount of such depreciation. The appraisal decrease was charged directly against any related appraisal increase of the same piece of asset. The residual appraisal decrease was recognized as an expense in the statement of income. (see Note 4.9)

In 2002, condominium were reappraised by independent professional appraisers according to the guidelines established by the BOT.

Land is stated at new appraised value. Premises is stated at new appraised value net of accumulated depreciation. Equipment is stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows :

Premises-reappraised	20 - 30	years
Premises-newly construct	20	years
Equipment	5	years

Premises and equipment in foreign countries are depreciated at the legal rates applicable in each locality.

3.10 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. The Bank has made full allowance for the item as per the BOT's requirement. (see Note 4.6)

3.11 Leasehold

Leasehold is stated at cost less amortization. Amortization change is calculated by the straight-line method, based on the lease period, which range between 2-30 years. Leasehold in foreign countries are amortized at the legal rates applicable in each locality.

3.12 Assets and liabilities in foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies and forward exchange contracts at the end of the period including the balance sheets of oversea branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the period. Statements of income of oversea branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the month.

Gains and losses on foreign transactions and translation gains and losses are recognized in the statement of income. Foreign exchange translation of the financial statements of oversea branches and foreign subsidiaries are included as a component in shareholders' equity.

3.13 Sales of note receivables

For the sales of bills of exchange and promissory notes, purchased by the Bank, realized gains or losses are computed based on the purchasing cost and are included in non-interest income or expense.

3.14 Derivatives

Forward foreign exchange contracts entered into for trading purposes are marked to market with the resultant gains and losses being included in non-interest income in statement of income in the current period. Gains or losses on such contracts are taken to statement of income in the current period. Contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Interest rate and currency swap agreements entered into for trading purposes are valued at their net present value after allowance for future costs and risk exposure. Gains and losses on such agreements are taken to statement of income in the current period. Agreements entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

3.15 Income tax

The Bank's income tax expenses, if any, are recorded based on tax paid and tax accrued for the period.

3.16 Earnings (losses) per share

Basic earnings (losses) per share are calculated by dividing the net income (loss) by the average number of ordinary shares outstanding, weighted according to time and amount paid.

Diluted earnings (losses) per share are computed from adjusting the net income (loss) attributable to ordinary shares and the number of ordinary shares by the effect of dilutive potential ordinary share. The Bank has issued convertible bonds that the bondholders have the right to convert into ordinary shares. However, as at December 31, 2002 and 2001, since the exercise price of the convertible bonds was higher than the average market value of ordinary shares, calculation of the diluted earnings (losses) per share is not affected.

3.17 Provident fund

On June 27, 1990, the Bank registered the provident fund, which is managed by external fund manager, for its staff in accordance with the Provident Fund Act B.E. 2530 (1987). According to the Funds regulations, every employee is entitled to apply for membership. The participating employees' contribution to the fund is at the rate of 3% of employee basic salary while the Bank's contribution is at the rate of 4%. The employees are entitled to benefits upon termination of employment status.

The provident fund for oversea branches are established in accordance with each country's legal requirement and any withdrawal is made in compliance therewith.

The Bank records the contribution to the provident fund as personnel expenses in statements of income on an accrual basis.

3.18 Compound financial instruments

The Institute of Certified Accountants and Auditors of Thailand ("ICAAT") issued the Interpretation of Accounting Standard No.3, on the issue of compound financial instruments by financial institutions. The interpretation requires that in summary.

1) The equity instrument component (preferred shares) is valued at fair value, or by reference to ordinary share's market price at the time of issue, if there is no market value for the preferred shares, and the face value is to be recorded separately from the

premium.

2) The balance of the financial instruments, calculated by the net amount received from the issuance of the financial instruments, deducted by the fair value of equity instrument component, is shown as a liability in the balance sheet.

3) The payment for the right under the compound instrument is not recognized as an asset in the balance sheet.

3.19 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

4. ADDITIONAL INFORMATION

4.1 Supplementary disclosures of cash flow information.

4.1.1 Cash paid for interest and income tax for the years ended December 31, 2002 and 2001, are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Interest	31,149.5	38,805.0	30,998.2	38,863.7
Income tax	401.8	378.5	393.8	365.6

4.1.2 Significant non-cash items are as follows :

4.1.2.1 For the year ended December 31, 2002 the Bank recorded an increase in unrealized gain on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 5,358.7 million. The Bank also recorded a decrease in unrealized loss on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 915.5 million.

For the year ended December 31, 2001 the Bank recorded an increase in unrealized gain on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 2,949.6 million.The Bank also recorded an increase in unrealized loss on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 263.9 million.

4.1.2.2 The Bank has accepted the transfer of equity securities, debt securities and other assets through debt restructuring amounting to Baht 968.1 million, Baht 18.8 million and Baht 4,057.2 million, respectively, for the year ended December 31, 2002 and amounting to Baht 4,165.9 million, Baht 29.6 million and Baht 16,783.4 million, respectively, for the year ended December 31, 2001.

4.1.2.3 For the years ended December 31, 2002 and 2001, the Bank has accepted the non-negotiable promissory note and the right of the Bank against the promissory note which was classified as held to maturity debt securities amounting to Baht 2,372.6 million and Baht 22,457.1 million, respectively, from the TAMC as discussed in Notes 4.4.1.

4.1.2.4 For the years ended December 31, 2002 and 2001, the Bank recognized interest income on the right of the promissory note on an accrual basis and concurrently provides reserve for loss sharing from the TAMC amount Baht 434.6 million and Baht 63.9 million, respectively.

4.1.2.5 For the years ended December 31, 2002 and 2001 the Bank recognized the depreciation of building-appraisal increase as expenses in the consolidated and the Bank's financial statements and transferred the unrealized increment per bank premises appraisal to retained earnings amounting to Baht 653.6 million and Baht 621.5 million, respectively.

4.2 Interbank and money market items (assets)

Interbank and money market items (assets) consisted of the following as at December 31, 2002 and 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	2002			2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	7,150.3	33.3	7,183.6	5,998.0	-	5,998.0
Commercial banks	69.2	7,752.5	7,821.7	125.2	7,443.8	7,569.0
Other banks	2.6	-	2.6	3.1	-	3.1
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	157.0	490.7	647.7	2.8	114.8	117.6
Other financial institutions	88.8	500.0	588.8	257.1	146.4	403.5
Total	7,467.9	8,776.5	16,244.4	6,386.2	7,705.0	14,091.2
Add Accrued interest receivables	-	96.7	96.7	-	97.0	97.0
Less Allowance for doubtful accounts	(0.8)	(18.1)	(18.9)	(1.2)	(1.9)	(3.1)
Total domestic items	7,467.1	8,855.1	16,322.2	6,385.0	7,800.1	14,185.1
Foreign items						
USD	7,127.3	89,485.2	96,612.5	8,513.2	157,430.6	165,943.8
JPY	2,346.3	485.5	2,831.8	2,416.2	5,080.2	7,496.4
Others	1,213.0	12,547.1	13,760.1	1,326.0	18,687.1	20,013.1
Total	10,686.6	102,517.8	113,204.4	12,255.4	181,197.9	193,453.3
Add Accrued interest receivables	-	1,256.0	1,256.0	0.1	2,389.8	2,389.9
Less Allowance for doubtful accounts	(2.3)	(141.5)	(143.8)	(15.8)	(10.1)	(25.9)
Total foreign items	10,684.3	103,632.3	114,316.6	12,239.7	183,577.6	195,817.3
Total domestic and foreign items	18,151.4	112,487.4	130,638.8	18,624.7	191,377.7	210,002.4

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	2002			2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	7,139.6	33.3	7,172.9	5,987.8	-	5,987.8
Commercial banks	53.3	7,528.5	7,581.8	57.8	7,416.6	7,474.4
Other banks	2.6	-	2.6	3.1	-	3.1
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	-	310.7	310.7	2.8	114.8	117.6
Other financial institutions	88.8	500.0	588.8	257.1	146.4	403.5
Total	7,284.3	8,372.5	15,656.8	6,308.6	7,677.8	13,986.4
Add Accrued interest receivables	-	93.9	93.9	-	96.9	96.9
Less Allowance for doubtful accounts	(0.8)	(18.1)	(18.9)	(1.2)	(1.9)	(3.1)
Total domestic items	7,283.5	8,448.3	15,731.8	6,307.4	7,772.8	14,080.2
Foreign items						
USD	7,126.5	90,119.9	97,246.4	8,512.9	158,079.7	166,592.6
JPY	2,346.3	485.5	2,831.8	2,416.2	5,080.2	7,496.4
Others	840.6	21,946.7	22,787.3	1,114.6	26,427.3	27,541.9
Total	10,313.4	112,552.1	122,865.5	12,043.7	189,587.2	201,630.9
Add Accrued interest receivables	-	1,254.9	1,254.9	0.1	2,384.6	2,384.7
Less Allowance for doubtful accounts	(2.3)	(141.5)	(143.8)	(15.8)	(10.1)	(25.9)
Total foreign items	10,311.1	113,665.5	123,976.6	12,028.0	191,961.7	203,989.7
Total domestic and foreign items	17,594.6	122,113.8	139,708.4	18,335.4	199,734.5	218,069.9

As at December 31, 2001, the Bank had no loans to financial institutions, which were non-performing loans, which represent loans for which interest or principal has been in arrears for more than 3 months from their due dates.

In accordance with the BOT's letter number THOR POR TOR. SOR NOR SOR. (22) WOR. 7/2546 regarding the redefinition of non-performing loans dated January 16, 2003, which is effective from the periods beginning December 2002. The BOT redefines the meaning of non-performing loans, which as at December 31, 2001 represented loans for which principal or interest has been in arrears for more than three months from their due date, as impaired loans, which represent loans that are classified as substandard, doubtful, doubtful of loss and loss; and inclusive of doubtful of loss loans in excess of collateral that had been fully provisioned for in accordance with the notification of the BOT and had previously been written off, which the Bank had already reversed back onto its accounts.

According to the abovementioned regulation, the Bank had impaired loans to financial institutions as at December 31, 2002 and 2001, amounting to Baht 139.3 million and Baht 140.2 million, respectively.

4.3 Securities purchased under resale agreements

Securities purchased under resale agreements consisted of the following as at December 31, 2002 and 2001, :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Government bonds and Bank of Thailand bonds	3,027.0	26,242.0	2,847.0	25,521.0
State enterprise securities	3,153.0	-	3,153.0	-
Total	6,180.0	26,242.0	6,000.0	25,521.0

4.4 Investments

4.4.1 As at December 31, 2002 and 2001 the Bank classified investments as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Trading securities	1,164.9	4,626.5	1,164.9	4,626.5
Available for sale securities	230,521.9	170,817.2	224,998.5	165,250.4
Held to maturity debt securities	77,701.1	74,418.2	72,489.4	72,642.0
General investments	11,583.1	11,828.2	11,564.5	11,809.3
Investment in subsidiaries and associated companies (Note 4.4.2)	2,322.4	3,304.2	7,944.3	8,962.9
Total investments, net	323,293.4	264,994.3	318,161.6	263,291.1

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2002			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	991.7	19.8	-	1,011.5
Private enterprises debt securities	149.5	3.9	-	153.4
Total	1,141.2	23.7	-	1,164.9
Add (less) Revaluation allowance	23.7			-
Total	1,164.9			1,164.9
Available for sale securities				
Government and state enterprise securities	36,345.4	91.4	(0.2)	36,436.6
Private enterprises debt securities	1,261.9	18.5	-	1,280.4
Foreign debt securities	5,665.0	40.6	(30.5)	5,675.1
Domestic marketable equity securities	53.5	0.8	-	54.3
Total	43,325.8	151.3	(30.7)	43,446.4
Add (less) Revaluation allowance	120.6			-
Total	43,446.4			43,446.4
Held to maturity debt securities				
Government and state enterprise securities	13,507.7	481.9	-	13,989.6
Foreign debt securities	7,775.3	5.7	(3.4)	7,777.6
Total	21,283.0	487.6	(3.4)	21,767.2
Less Allowance for impairment	-			-
Total	21,283.0			21,767.2
Total current investments, net	65,894.3			66,378.5

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

2002

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available for sale securities				
Government and state enterprise securities	113,041.4	9,450.5	(6.3)	122,485.6
Private enterprises debt securities	12,338.1	718.5	(196.0)	12,860.6
Foreign debt securities	44,453.0	894.3	(5.4)	45,341.9
Domestic marketable equity securities	4,273.2	2,176.1	(932.2)	5,517.1
Foreign marketable equity securities	1,619.3	1.0	(786.3)	834.0
Investments in receivables	36.3	-	-	36.3
Total	175,761.3	13,240.4	(1,926.2)	187,075.5
Add (less) Revaluation allowance	11,356.7			-
Less Allowance for impairment	(42.5)			-
Total	187,075.5			187,075.5
Held to maturity debt securities				
Government and state enterprise securities	50,234.7	2,080.6	-	52,315.3
Private enterprises debt securities	17.9	-	-	17.9
Foreign debt securities	6,119.1	26.8	(11.1)	6,134.8
Investments in receivables	46.4	-	-	46.4
Total	56,418.1	2,107.4	(11.1)	58,514.4
Less Allowance for impairment	-			-
Total	56,418.1			58,514.4
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,158.6	1,223.4	(828.2)	5,553.8
Foreign non-marketable equity securities	496.4	113.2	(168.7)	440.9
Total regular equity securities	5,655.0	1,336.6	(996.9)	5,994.7
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	4,154.4	3,120.0	(32.7)	7,241.7
Non-listed securities	4,530.2	1,088.7	(904.7)	4,714.2
Total equity securities received through Debt restructuring	8,684.6	4,208.7	(937.4)	11,955.9
Total	14,339.6	5,545.3	(1,934.3)	17,950.6
Add (less) Allowance for transferred of investments	(30.4)			-
Less Allowance for impairment	(2,726.1)			-
Total	11,583.1			17,950.6
Total long-term investments, net	255,076.7			263,540.5

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2001			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	3,845.4	118.4	-	3,963.8
Private enterprises debt securities	536.0	10.5	-	546.5
Foreign debt securities	124.5	-	(8.3)	116.2
Total	4,505.9	128.9	(8.3)	4,626.5
Add (less) Revaluation allowance	120.6			-
Total	4,626.5			4,626.5
Available for sale securities				
Government and state enterprise securities	14,174.8	25.5	(0.3)	14,200.0
Private enterprises debt securities	814.7	15.5	-	830.2
Foreign debt securities	3,115.8	1.0	(0.4)	3,116.4
Domestic marketable equity securities	109.0	5.8	-	114.8
Total	18,214.3	47.8	(0.7)	18,261.4
Add (less) Revaluation allowance	47.1			-
Total	18,261.4			18,261.4
Held to maturity debt securities				
Government and state enterprise securities	10,436.7	261.3	-	10,698.0
Foreign debt securities	6,080.3	62.4	(25.8)	6,116.9
Total	16,517.0	323.7	(25.8)	16,814.9
Less Allowance for impairment	(6.8)			-
Total	16,510.2			16,814.9
Total current investments, net	39,398.1			39,702.8

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2001			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available for sale securities				
Government and state enterprise securities	122,404.4	6,263.1	(358.0)	128,309.5
Private enterprises debt securities	11,221.4	581.2	(194.8)	11,607.8
Foreign debt securities	7,176.3	188.2	(35.1)	7,329.4
Domestic marketable equity securities	5,174.3	877.4	(1,577.2)	4,474.5
Foreign marketable equity securities	1,371.7	0.2	(604.5)	767.4
Investments in receivables	67.2	-	-	67.2
Total	147,415.3	7,910.1	(2,769.6)	152,555.8
Add (less) Revaluation allowance	5,140.5			-
Total	152,555.8			152,555.8
Held to maturity debt securities				
Government and state enterprise securities	52,917.6	2,553.5	(35.1)	55,436.0
Foreign debt securities	4,965.3	37.4	(21.6)	4,981.1
Investments in receivables	42.8	-	-	42.8
Total	57,925.7	2,590.9	(56.7)	60,459.9
Less Allowance for impairment	(17.7)			-
Total	57,908.0			60,459.9
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,510.0	1,743.9	(1,171.9)	6,082.0
Foreign non-marketable equity securities	526.0	86.5	(163.7)	448.8
Total regular equity securities	6,036.0	1,830.4	(1,335.6)	6,530.8
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3,282.5	1,789.2	-	5,071.7
Non-listed securities	4,346.3	895.3	(453.8)	4,787.8
Total equity securities received through debt restructuring	7,628.8	2,684.5	(453.8)	9,859.5
Total	13,664.8	4,514.9	(1,789.4)	16,390.3
Less Allowance for impairment	(1,836.6)			-
Total	11,828.2			16,390.3
Total long-term investments, net	222,292.0			229,406.0

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

2002

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	991.7	19.8	-	1,011.5
Private enterprises debt securities	149.5	3.9	-	153.4
Total	1,141.2	23.7	-	1,164.9
Add (less) Revaluation allowance	23.7			-
Total	1,164.9			1,164.9
Available for sale securities				
Government and state enterprise securities	36,273.3	91.2	(0.2)	36,364.3
Private enterprises debt securities	1,261.9	18.5	-	1,280.4
Foreign debt securities	3,489.6	7.0	(6.7)	3,489.9
Total	41,024.8	116.7	(6.9)	41,134.6
Add (less) Revaluation allowance	109.8			-
Total	41,134.6			41,134.6
Held to maturity debt securities				
Government and state enterprise securities	13,497.7	481.9	-	13,979.6
Foreign debt securities	4,028.9	5.6	(2.0)	4,032.5
Total	17,526.6	487.5	(2.0)	18,012.1
Less Allowance for impairment	-			-
Total	17,526.6			18,012.1
Total current investments, net	59,826.1			60,311.6

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS 2002			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available for sale securities				
Government and state enterprise securities	113,020.3	9,448.2	(6.3)	122,462.2
Private enterprises debt securities	12,217.7	710.1	(196.0)	12,731.8
Foreign debt securities	41,562.8	725.1	(5.4)	42,282.5
Domestic marketable equity securities	4,273.2	2,176.1	(932.2)	5,517.1
Foreign marketable equity securities	1,619.3	1.0	(786.3)	834.0
Investments in receivables	36.3	-	-	36.3
Total	172,729.6	13,060.5	(1,926.2)	183,863.9
Add (less) Revaluation allowance	11,176.8			-
Less Allowance for impairment	(42.5)			-
Total	183,863.9			183,863.9
Held to maturity debt securities				
Government and state enterprise securities	50,234.7	2,080.6	-	52,315.3
Private enterprises debt securities	17.9	-	-	17.9
Foreign debt securities	4,663.8	26.6	(9.9)	4,680.5
Investments in receivables	46.4	-	-	46.4
Total	54,962.8	2,107.2	(9.9)	57,060.1
Less Allowance for impairment	-			-
Total	54,962.8			57,060.1
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,148.7	1,223.1	(826.7)	5,545.1
Foreign non-marketable equity securities	479.9	79.1	(162.3)	396.7
Total regular equity securities	5,628.6	1,302.2	(989.0)	5,941.8
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	4,154.4	3,120.0	(32.7)	7,241.7
Non-listed securities	4,530.2	1,088.7	(904.7)	4,714.2
Total equity securities received through debt restructuring	8,684.6	4,208.7	(937.4)	11,955.9
Total	14,313.2	5,510.9	(1,926.4)	17,897.7
Add (less) Allowance for transferred of investments	(30.4)			-
Less Allowance for impairment	(2,718.3)			-
Total	11,564.5			17,897.7
Total long-term investments, net	250,391.2			258,821.7

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS 2001			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise				
Securities	3,845.4	118.4	-	3,963.8
Private enterprises debt securities	536.0	10.5	-	546.5
Foreign debt securities	124.5	-	(8.3)	116.2
Total	4,505.9	128.9	(8.3)	4,626.5
Add (less) Revaluation allowance	120.6			-
Total	4,626.5			4,626.5
Available for sale securities				
Government and state enterprise				
Securities	14,149.8	25.5	-	14,175.3
Private enterprises debt securities	694.2	11.3	-	705.5
Foreign debt securities	1,791.8	0.3	(0.4)	1,791.7
Total	16,635.8	37.1	(0.4)	16,672.5
Add (less) Revaluation allowance	36.7			-
Total	16,672.5			16,672.5
Held to maturity debt securities				
Government and state enterprise				
Securities	10,394.1	261.2	-	10,655.3
Foreign debt securities	5,395.8	60.8	(25.8)	5,430.8
Total	15,789.9	322.0	(25.8)	16,086.1
Less Allowance for impairment	(6.8)			-
Total	15,783.1			16,086.1
Total current investments, net	37,082.1			37,385.1

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS 2001			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available for sale securities				
Government and state enterprise securities	122,377.2	6,260.3	(358.0)	128,279.5
Private enterprises debt securities	11,221.4	581.2	(194.8)	11,607.8
Foreign debt securities	3,364.9	28.5	(11.9)	3,381.5
Domestic marketable equity securities	5,174.3	877.4	(1,577.2)	4,474.5
Foreign marketable equity securities	1,371.7	0.2	(604.5)	767.4
Investments in receivables	67.2	-	-	67.2
Total	143,576.7	7,747.6	(2,746.4)	148,577.9
Add (less) Revaluation allowance	5,001.2			-
Total	148,577.9			148,577.9
Held to maturity debt securities				
Government and state enterprise securities	52,917.6	2,553.5	(35.1)	55,436.0
Foreign debt securities	3,916.2	14.0	(21.7)	3,908.5
Investments in receivables	42.8	-	-	42.8
Total	56,876.6	2,567.5	(56.8)	59,387.3
Less Allowance for impairment	(17.7)			-
Total	56,858.9			59,387.3
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,500.1	1,743.8	(1,170.5)	6,073.4
Foreign non-marketable equity securities	509.0	54.9	(157.1)	406.8
Total regular equity securities	6,009.1	1,798.7	(1,327.6)	6,480.2
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3,282.5	1,789.2	-	5,071.7
Non-listed securities	4,346.3	895.3	(453.8)	4,787.8
Total equity securities received through debt restructuring	7,628.8	2,684.5	(453.8)	9,859.5
Total	13,637.9	4,483.2	(1,781.4)	16,339.7
Less Allowance for impairment	(1,828.6)			-
Total	11,809.3			16,339.7
Total long-term investments, net	217,246.1			224,304.9

Investments classified in accordance with the notification of the BOT as at December 31, 2002 and 2001 are presented in Note 4.5.9.

As at December 31, 2002, the Bank accounts for investment in the companies, in which the Bank has equal to or more than 20% holding, that were acquired through debt restructuring by the cost method because the Bank intends to hold these investments on a temporary basis. Such companies are Noble Place Co., Ltd., City Realty Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., EMC Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., UMC Metals Co., Ltd., UB-Haword (Thailand) Co., Ltd., Krisdamahanakorn Public Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., and Quality Inn Co., Ltd.

As at December 31, 2001, the Bank accounts for investment in the companies, in which the Bank has equal to or more than 20% holding, that were acquired through debt restructuring by the cost method because the Bank intends to hold these investments on a temporary basis. Such companies are Noble Place Co., Ltd., City Realty Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., EMC Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., and Thai Film Industries Public Co., Ltd.

For the years ended December 31, 2002 and 2001, the Bank had set allowance for impairment of investment amounting to Baht 1,158.7 million and Baht 2,309.5 million, including allowance for impairment of goodwill in investments in subsidiaries and associated companies amounting to Baht 1,491.8 million, respectively, in the consolidated financial statements and the Bank's financial statements.

For the year ended December 31, 2002, the Bank wrote off goodwill in investment in subsidiaries and associated companies amounting to Baht 1,909.4 million in the consolidated and the Bank's financial statements. However, since the Bank had previously set aside allowance for impairment amounting to Baht 1,491.8 million, the Bank thus recognized loss on goodwill written off amounting to Baht 417.6 million in the statement of income.

As at December 31, 2002 and 2001, investment in debt securities classified as held to maturity security which were government and state enterprises securities included the non-negotiable promissory note and the right of the Bank against the promissory note from TAMC amounting to Baht 24,829.7 million and Baht 22,457.1 million, respectively.

The contractual maturity of the Bank's investment in debt securities classified as available for sales securities and held to maturity securities as at December 31, 2002 and 2001 are presented below. Expected maturities may differ from contractual maturities due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

MATURITY SCHEDULE OF DEBT SECURITIES

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2002			
	MATURITY			
	1 Year	**1 to 5 Years**	**Over 5 Years**	**Total**
Available for sale securities				
Government and state enterprises securities	36,345.4	71,590.1	41,451.3	149,386.8
Private enterprises debt securities	1,261.9	9,745.4	2,592.7	13,600.0
Foreign debt securities	5,665.0	16,320.2	28,132.8	50,118.0
Total	43,272.3	97,655.7	72,176.8	213,104.8
Add (less) Revaluation allowance	119.8	6,126.6	4,735.5	10,981.9
Less Allowance for impairment	-	(6.5)	-	(6.5)
Total	43,392.1	103,775.8	76,912.3	224,080.2
Held to maturity debt securities				
Government and state enterprises securities	13,507.7	22,091.4	28,143.3	63,742.4
Private enterprises debt securities	-	17.4	0.5	17.9
Foreign debt securities	7,775.3	5,556.7	562.4	13,894.4
Total	21,283.0	27,665.5	28,706.2	77,654.7
Less Allowance for impairment	-	-	-	-
Total	21,283.0	27,665.5	28,706.2	77,654.7
Total debt securities	64,675.1	131,441.3	105,618.5	301,734.9

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2001 MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available for sale securities				
Government and state enterprises securities	14,174.8	93,944.9	28,459.5	136,579.2
Private enterprises debt securities	694.2	9,897.7	1,444.2	12,036.1
Foreign debt securities	3,115.8	6,382.0	794.3	10,292.1
Total	17,984.8	110,224.6	30,698.0	158,907.4
Add (less) Revaluation allowance	37.1	4,495.7	1,953.1	6,485.9
Total	18,021.9	114,720.3	32,651.1	165,393.3
Held to maturity debt securities				
Government and state enterprises securities	10,436.7	30,460.4	22,457.2	63,354.3
Foreign debt securities	6,080.3	4,385.8	579.5	11,045.6
Total	16,517.0	34,846.2	23,036.7	74,399.9
Less Allowance for impairment	(6.8)	(17.7)	-	(24.5)
Total	16,510.2	34,828.5	23,036.7	74,375.4
Total debt securities	34,532.1	149,548.8	55,687.8	239,768.7

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS 2002 MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available for sale securities				
Government and state enterprises securities	36,273.3	71,569.0	41,451.3	149,293.6
Private enterprises debt securities	1,261.9	9,625.0	2,592.7	13,479.6
Foreign debt securities	3,489.6	13,430.0	28,132.8	45,052.4
Total	41,024.8	94,624.0	72,176.8	207,825.6
Add (less) Revaluation allowance	109.8	5,946.7	4,735.5	10,792.0
Less Allowance for impairment	-	(6.5)	-	(6.5)
Total	41,134.6	100,564.2	76,912.3	218,611.1
Held to maturity debt securities				
Government and state enterprises securities	13,497.7	22,091.4	28,143.3	63,732.4
Private enterprises debt securities	-	17.4	0.5	17.9
Foreign debt securities	4,028.9	4,101.4	562.4	8,692.7
Total	17,526.6	26,210.2	28,706.2	72,443.0
Less Allowance for impairment	-	-	-	-
Total	17,526.6	26,210.2	28,706.2	72,443.0
Total debt securities	58,661.2	126,774.4	105,618.5	291,054.1

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
2001
MATURITY

	1 Year	1 to 5 Years	Over 5 Years	Total
Available for sale securities				
Government and state enterprises securities	14,149.8	93,917.7	28,459.5	136,527.0
Private enterprises debt securities	694.2	9,777.2	1,444.2	11,915.6
Foreign debt securities	1,791.8	2,718.0	646.9	5,156.7
Total	16,635.8	106,412.9	30,550.6	153,599.3
Add (less) Revaluation allowance	36.7	4,346.0	1,959.3	6,342.0
Total	16,672.5	110,758.9	32,509.9	159,941.3
Held to maturity debt securities				
Government and state enterprises securities	10,394.1	30,460.4	22,457.2	63,311.7
Foreign debt securities	5,395.8	3,336.7	579.5	9,312.0
Total	15,789.9	33,797.1	23,036.7	72,623.7
Less Allowance for impairment	(6.8)	(17.7)	-	(24.5)
Total	15,783.1	33,779.4	23,036.7	72,599.2
Total debt securities	32,455.6	144,538.3	55,546.6	232,540.5

4.4.2 As at December 31, 2002 and 2001 the Bank had investments in subsidiaries and associated companies, net as follows :

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

2002

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
PT BBL Danatama Finance TBK*	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co.,Ltd.**	Finance	Ordinary share	60.0	25.88%	15.9	31.5	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	126.9	3.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited.	Finance	Ordinary share	2.5	30.00%	0.8	8.3	18.0
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	2,155.7	-
Total					5,438.3	2,322.4	
Less Allowance for impairment					-	-	
Investments in associated companies, net					5,438.3	2,322.4	

* Formerly P.T. BBL Dharmala Finance Co., Ltd.

** Formerly Bangkok SMBC Leasing Co., Ltd.

(million Baht)

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
	CONSOLIDATED FINANCIAL STATEMENTS 2001						
Associated companies							
PT BBL Danatama Finance TBK*	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co.,Ltd.**	Finance	Ordinary share	60.0	25.88%	15.9	13.4	-
Bangkok SMBC Systems Co., Ltd.***	Service	Ordinary share	20.0	39.00%	7.8	15.2	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	108.3	2.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited.	Finance	Ordinary share	2.5	30.00%	0.8	6.6	36.2
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	2.2	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	4,650.3	-
Total					5,446.1	4,796.0	
Less Allowance for impairment					-	(1,491.8)	
Investments in associated companies, net					5,446.1	3,304.2	

* Formerly P.T. BBL Dharmala Finance Co., Ltd.

** Formerly Bangkok SMBC Leasing Co., Ltd.

*** Formerly Bangkok Sakura Software Service Co., Ltd.

(million Baht)

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
	THE BANK'S FINANCIAL STATEMENTS 2002						
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	1,179.8	-
Bangkok Bank Berhad	Banking	Ordinary share	1,012.2	100.00%	1,012.2	1,355.9	-
Sinsubtawee Assets Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,324.6	-
Bualuang Finance Co., Ltd.*	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	707.7	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	53.9	-
Associated companies							
PT BBL Danatama Finance TBK**	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co.,Ltd.***	Finance	Ordinary share	60.0	25.88%	15.9	31.5	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	126.9	3.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited	Finance	Ordinary share	2.5	30.00%	0.8	8.3	18.0
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	2,155.7	-
Total					9,683.3	7,944.3	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					9,683.3	7,944.3	

* Formerly Thaksin Finance Co., Ltd.

** Formerly P.T. BBL Dharmala Finance Co., Ltd.

*** Formerly Bangkok SMBC Leasing Co., Ltd.

(million Baht)

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
		THE BANK'S FINANCIAL STATEMENTS 2001					
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	1,272.4	-
Bangkok Bank Berhad	Banking	Ordinary share	1,012.2	100.00%	1,012.2	1,251.3	-
Sinsubtawee Assets Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,392.6	-
Bualuang Finance Co., Ltd. *	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	688.4	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	54.0	0.9
Associated companies							
PT BBL Danatama Finance TBK **	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co.,Ltd. ***	Finance	Ordinary share	60.0	25.88%	15.9	13.4	-
Bangkok SMBC Systems Co., Ltd. ****	Service	Ordinary share	20.0	39.00%	7.8	15.2	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	108.3	2.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited.	Finance	Ordinary share	2.5	30.00%	0.8	6.6	36.2
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	2.2	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	4,650.3	-
Total					9,691.1	10,454.7	
Less Allowance for impairment					-	(1,491.8)	
Investments in subsidiaries and associated companies, net					9,691.1	8,962.9	

* Formerly Thaksin Finance Co., Ltd.
** Formerly P.T. BBL Dharmala Finance Co., Ltd.
*** Formerly Bangkok SMBC Leasing Co., Ltd.
**** Formerly Bangkok Sakura Software Service Co., Ltd.

Investments which represent more than 10% of the paid-up capital and not investments in subsidiaries and associated companies are classified according to industry group, consisted of the following as at December 31, 2002 and 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Agriculture and mining	-	-	-	-
Manufacturing and commercial	4,579.6	5,293.4	4,579.6	5,293.4
Real estate and construction	454.3	483.8	454.3	483.8
Utilities and services	2,940.9	3,185.1	2,940.9	3,185.1
Others	218.4	235.2	218.4	235.2
Total	8,193.2	9,197.5	8,193.2	9,197.5

Gains and losses related to investments included in statement of income for the years ended December 31, 2002 and 2001 are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS			
	2002		2001	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	241.5	(33.0)	282.4	(222.4)
Gains (losses) on sales of available for sale securities	1,376.8	(273.8)	1,031.8	(7.1)
Gains (losses) on sales of general investment	476.3	-	769.8	(12.6)
Gains on sales of investments in subsidiaries and associated companies	-	(0.2)	53.3	-
Unrealized gains (losses) on revaluation of trading securities	-	(96.9)	76.7	(7.9)
Losses on impairment of investments	-	(1,158.7)	-	(2,309.5)
Gains on reversal of impairment of investments	24.2	-	117.2	-
Gains on transfer of investments	-	-	26.6	-
Gains on redemption investments in receivable of available for sale securities	49.0	-	32.2	-
Gains on redemption investments in receivable of held to maturity securities	-	-	218.9	-
Gains on debt redemption of trading securities	-	-	86.7	-
Gains on debt redemption of available for sale securities	-	-	33.2	-
Gains on debt redemption of held to maturity debt securities	-	-	0.9	-
Gains on capital recovery from equity securities of general investment	4.4	-	-	-
Loss on investment written off	-	(417.6)	-	-

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS			
	2002		2001	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	241.5	(33.0)	277.4	(222.4)
Gains (losses) on sales of available for sale securities	1,368.9	(273.6)	1,010.3	(4.4)
Gains (losses) on sales of general investment	476.3	-	769.8	(12.6)
Gains (losses) on sales of investment in subsidiaries and associated companies	-	(0.2)	53.4	-
Unrealized losses on revaluation of trading securities	-	(96.9)	-	(30.7)
Losses on impairment of investments	-	(1,158.7)	-	(2,309.5)
Gains on reversal of impairment of investments	24.2	-	117.1	-
Gains on transfer of investments	-	-	26.6	-
Gains on redemption investments in receivable of available for sale securities	49.0	-	32.2	-
Gains on capital recovery from equity securities of general investment	4.4	-	-	-
Loss on investment written off	-	(417.6)	-	-

For the years ended December 31, 2002 and 2001 the Bank reversed impairment of certain investments of overseas branches since there were indications that the impairment losses recognized for investments in the prior years has decreased or no longer exist.

As at December 31, 2002, the Bank had investment in 31 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 596.9 million. These companies had net book value totaling Baht 0.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 596.2 million.

As at December 31, 2001, the Bank had investment in 24 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 505.0 million. These companies had net book value totaling Baht 7.1 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 497.9 million.

As at December 31, 2002 the Bank had investments in 18 listed companies that are under SET delisting criteria amounting to Baht 4,327.8 million with the fair value of Baht 7,393.9 million. However, the fair value of some investment is lower than book value. Therefore, the Bank had set aside allowance for impairment of these investments amounting to Baht 29.5 million.

As at December 31, 2001 the Bank had investments in 12 listed companies that are under SET delisting criteria amounting to Baht 4,116.2 million with the fair value of

Baht 6,232.2 million. Thus the Bank did not set aside any allowance for impairment of these investments.

4.5 Loans and accrued interest receivable

In accordance with the notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 18, 2002, the Bank reversed its previous write-off of loan which were classified doubtful of loss loans in excess of collateral, which had been fully provisioned for in accordance with the notification of the BOT and had been written off with the accumulated outstanding balance as at December 31, 2001 amounting to Baht 93,906.6 million and Baht 93,795.2 million, respectively onto the consolidated and the Bank's balance sheets as at June 30, 2002 amounting to Baht 88,143.3 million and Baht 88,034.9 million, respectively.

4.5.1 Classified by product as at December 31, 2002 and 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Overdrafts	87,063.2	85,974.2	86,067.5	85,052.0
Loans	593,854.4	509,584.7	591,218.9	507,490.5
Bills	157,172.8	128,335.1	153,583.0	125,746.0
Hire purchase receivables	30.3	6.2	-	-
Other	-	47.0	-	-
Total	838,120.7	723,947.2	830,869.4	718,288.5
Less Unearned discounts	(266.9)	(159.5)	(247.0)	(146.9)
Total	837,853.8	723,787.7	830,622.4	718,141.6
Add Accrued interest receivable	1,473.4	1,767.1	1,459.1	1,755.7
Less Allowance for doubtful accounts	(138,137.3)	(58,142.6)	(137,529.8)	(57,434.7)
Revaluation allowance for debt restructuring	(13,224.3)	(11,118.7)	(13,224.3)	(11,104.8)
Total	687,965.6	656,293.5	681,327.4	651,357.8

4.5.2 Classified by remaining maturity as at December 31, 2002 and 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Up to 1 year*	522,741.8	451,113.0	516,698.0	446,416.4
Over 1 year	315,378.9	272,834.2	314,171.4	271,872.1
Total	838,120.7	723,947.2	830,869.4	718,288.5
Less Unearned discounts	(266.9)	(159.5)	(247.0)	(146.9)
Total	837,853.8	723,787.7	830,622.4	718,141.6
Add Accrued interest receivable	1,473.4	1,767.1	1,459.1	1,755.7
Total	839,327.2	725,554.8	832,081.5	719,897.3

* Including past-due contracts

4.5.3 Classified by currency and customer's residence as at December 31, 2002 and 2001 :

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

	2002			2001		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
BAHT	710,729.2	5,662.3	716,391.5	634,746.8	1,839.7	636,586.5
USD	34,752.5	54,102.2	88,854.7	27,213.8	37,882.8	65,096.6
Others	4,877.1	27,997.4	32,874.5	3,316.4	18,947.7	22,264.1
	750,358.8	87,761.9	838,120.7	665,277.0	58,670.2	723,947.2
Less Unearned discounts			(266.9)			(159.5)
Total			837,853.8			723,787.7
Add Accrued interest receivable			1,473.4			1,767.1
Total			839,327.2			725,554.8

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

	2002			2001		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
BAHT	708,675.1	5,662.3	714,337.4	633,532.9	1,839.7	635,372.6
USD	34,752.5	54,071.6	88,824.1	27,213.9	37,861.0	65,074.9
Others	4,877.1	22,830.8	27,707.9	3,316.4	14,524.6	17,841.0
	748,304.7	82,564.7	830,869.4	664,063.2	54,225.3	718,288.5
Less Unearned discounts			(247.0)			(146.9)
Total			830,622.4			718,141.6
Add Accrued interest receivable			1,459.1			1,755.7
Total			832,081.5			719,897.3

4.5.4 Classified by business type and in accordance with the notification of the BOT as at December 31, 2002 and 2001 :

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS 2002

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	12,019.1	572.6	872.5	1,343.5	4,841.0	19,648.7
Manufacturing and commercial	393,667.6	12,300.8	11,422.3	14,485.1	84,766.4	516,642.2
Real estate and construction	42,677.3	7,636.0	5,224.0	1,709.8	31,563.5	88,810.6
Utilities and services	68,040.8	2,708.3	1,595.7	2,454.6	20,083.0	94,882.4
Housing loans	37,650.4	1,448.5	1,871.5	1,498.7	20,755.9	63,225.0
Others	39,603.4	3,283.6	1,580.6	735.1	9,709.1	54,911.8
	593,658.6	27,949.8	22,566.6	22,226.8	171,718.9	838,120.7
Less Unearned discounts						(266.9)
Total						837,853.8
Add Accrued interest receivable						1,473.4
Total						839,327.2

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS 2001

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	13,262.2	727.1	455.6	700.5	3,583.9	18,729.3
Manufacturing and commercial	347,560.3	14,613.5	13,115.9	22,812.6	43,300.8	441,403.1
Real estate and construction	40,827.1	4,344.0	6,616.5	4,135.9	21,633.6	77,557.1
Utilities and services	59,862.5	4,688.7	2,478.9	828.6	11,768.1	79,626.8
Housing loans	38,872.2	1,716.8	1,735.6	1,626.9	18,176.3	62,127.8
Others	38,062.2	1,222.5	662.8	1,769.1	2,786.5	44,503.1
	538,446.5	27,312.6	25,065.3	31,873.6	101,249.2	723,947.2
Less Unearned discounts						(159.5)
Total						723,787.7
Add Accrued interest receivable						1,767.1
Total						725,554.8

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS 2002					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	11,600.5	572.6	872.5	1,343.5	4,824.4	19,213.5
Manufacturing and commercial	389,949.8	11,995.5	11,413.8	14,471.7	84,496.3	512,327.1
Real estate and construction	42,087.1	7,555.1	5,214.0	1,700.9	31,414.0	87,971.1
Utilities and services	67,605.2	2,706.6	1,595.6	2,454.6	20,050.4	94,412.4
Housing loans	37,128.0	1,430.2	1,856.2	1,483.0	20,687.8	62,585.2
Others	39,135.4	3,256.9	1,577.2	734.8	9,655.8	54,360.1
	587,506.0	27,516.9	22,529.3	22,188.5	171,128.7	830,869.4
Less Unearned discounts						(247.0)
Total						830,622.4
Add Accrued interest receivable						1,459.1
Total						832,081.5

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS 2001					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	12,995.4	727.1	455.6	700.5	3,564.5	18,443.1
Manufacturing and commercial	344,890.1	14,227.4	13,107.4	22,803.0	42,901.5	437,929.4
Real estate and construction	40,615.8	4,284.5	6,615.8	4,134.4	21,301.5	76,952.0
Utilities and services	59,505.6	4,688.3	2,478.8	820.8	11,760.3	79,253.8
Housing loans	38,439.6	1,686.6	1,723.4	1,617.0	18,098.1	61,564.7
Others	37,759.9	1,217.3	660.1	1,767.2	2,741.0	44,145.5
	534,206.4	26,831.2	25,041.1	31,842.9	100,366.9	718,288.5
Less Unearned discounts						(146.9)
Total						718,141.6
Add Accrued interest receivable						1,755.7
Total						719,897.3

As at December 31, 2001, the Bank had non-performing loans, which represent loans for which principal or interest has been in arrears for more than three months from their due dates, amounting to Baht 106,108.3 million.

As at December 31, 2002 and 2001, the Bank had impaired loans in accordance with the BOT's redefinition (see Note 4.2) amounting to Baht 215,985.9 million and Baht 251,188.5 million, respectively.

4.5.5 As at December 31, 2002 and 2001 classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2002			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	594,755.7	296,158.0	1	2,961.6
Special mentioned	28,244.9	5,875.8	2	117.5
Substandard	22,647.7	3,883.4	20	776.7
Doubtful	22,226.8	7,969.4	50	3,984.7
Doubtful of loss	171,719.0	83,039.0	100	83,039.0
Total	839,594.1	396,925.6		90,879.5
Less Unearned discounts	(266.9)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				47,115.4
Total	839,327.2			137,994.9*

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2001			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	539,831.1	248,753.4	1	2,487.5
Special mentioned	27,619.0	9,677.5	2	193.5
Substandard	25,141.4	9,307.8	20	1,861.6
Doubtful	31,873.6	17,427.3	50	8,713.7
Doubtful of loss	101,249.2	468.7	100	468.7
Total	725,714.3	285,634.7		13,725.0
Less Unearned discounts	(159.5)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				44,395.4
Total	725,554.8			58,120.4**

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 142.4 million. (see Note 4.6)

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 22.1 million. (see Note 4.6)

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

2002

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	588,589.3	291,975.0	1	2,919.8
Special mentioned	27,811.6	5,660.8	2	113.2
Substandard	22,610.3	3,869.7	20	774.0
Doubtful	22,188.5	7,952.5	50	3,976.2
Doubtful of loss	171,128.8	82,686.0	100	82,686.0
Total	832,328.5	392,144.0		90,469.2
Less Unearned discounts	(247.0)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				46,918.2
Total	832,081.5			137,387.4 *

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

2001

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	535,579.8	245,475.7	1	2,454.8
Special mentioned	27,137.4	9,519.1	2	190.4
Substandard	25,117.2	9,305.1	20	1,861.0
Doubtful	31,843.0	17,417.8	50	8,708.9
Doubtful of loss	100,366.8	-	100	-
Total	720,044.2	281,717.7		13,215.1
Less Unearned discounts	(146.9)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				44,204.5
Total	719,897.3			57,419.6 **

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 142.4 million. (see Note 4.6)

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 15.1 million. (see Note 4.6)

4.5.6 The following pro forma information is provided to present the effects had the loans and related allowance for doubtful accounts, which had been written off, been recorded back in the Bank's financial statements for the year ended December 31, 2001, for comparability purposes only. The Bank did not present aforementioned information in the consolidated financial statements for the year ended December 31, 2001 due to the amount of the loans and related allowance for doubtful accounts of subsidiary company to be recorded back is not material.

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS		
	As prior year reported	Pro forma loan and allowance for doubtful account written off	Pro forma after the effect of reversal loan and allowance for doubtful account
Loans	718,141.6	93,795.2	811,936.8
Accrued Interest receivables	1,755.7	-	1,755.7
Total loans and accrued interest receivable	719,897.3	93,795.2	813,692.5
Less Allowance for doubtful accounts	(57,434.7)	(93,795.2)	(151,229.9)
Revaluation allowance for debt restructuring	*(11,104.8)*	-	*(11,104.8)*
Total loans and accrued interest receivable, net	651,357.8	-	651,357.8

4.5.6.1 Classified by product as at December 31, 2001 :

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS
Overdrafts	85,816.9
Loans	597,233.8
Bills	129,033.0
Hire purchase receivables	-
Other	-
Total	812,083.7
Less Unearned discounts	(146.9)
Total	811,936.8
Add Accrued interest receivable	1,755.7
Less Allowance for doubtful accounts	(151,229.9)
Revaluation allowance for debt restructuring	(11,104.8)
Total	651,357.8

4.5.6.2 Classified by remaining maturity as at December 31, 2001 :

	THE BANK'S FINANCIAL STATEMENTS (million Baht)
Up to 1 year*	502,113.2
Over 1 year	309,970.5
Total	812,083.7
Less Unearned discounts	(146.9)
Total	811,936.8
Add Accrued interest receivable	1,755.7
Total	813,692.5

4.5.6.3 Classified by currency and customer's residence as at December 31, 2001 :

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS		
	Domestic	**Foreign**	**Total**
BAHT	712,969.6	4,896.2	717,865.8
USD	29,181.7	45,319.2	74,500.9
Others	3,505.8	16,211.2	19,717.0
	745,657.1	66,426.6	812,083.7
Less Unearned discounts			(146.9)
Total			811,936.8
Add Accrued interest Receivable			1,755.7
Total			813,692.5

4.5.6.4 Classified by business type and in accordance with the notification of the BOT as at December 31, 2001 :

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	Normal	**Special Mentioned**	**Substandard**	**Doubtful**	**Doubtful of loss**	**Total**
Agriculture and mining	12,995.4	727.1	455.6	700.5	5,168.0	20,046.6
Manufacturing and commercial	344,890.1	14,227.4	13,107.4	22,803.0	91,735.1	486,763.0
Real estate and construction	40,615.8	4,284.5	6,615.8	4,134.4	39,366.2	95,016.7
Utilities and services	59,505.6	4,688.3	2,478.8	820.8	22,534.6	90,028.1
Housing loans	38,439.6	1,686.6	1,723.4	1,617.0	21,062.7	64,529.3
Others	37,759.9	1,217.3	660.1	1,767.2	14,295.5	55,700.0
	534,206.4	26,831.2	25,041.1	31,842.9	194,162.1	812,083.7
Less Unearned discounts						(146.9)
Total						811,936.8
Add Accrued interest receivable						1,755.7
Total						813,692.5

* Including past-due contracts

4.5.6.5 As at December 31, 2001, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS			
	Loans and Accrued *Interest Receivables*	**Loans and Accrued *Interest Receivables* Net of Collateral Permitted by BOT**	**% Required *per BOT***	**Provision Recorded by the Bank**
Normal	535,579.7	245,475.7	1	2,454.8
Special mentioned	27,137.4	9,519.1	2	190.4
Substandard	25,117.2	9,305.1	20	1,861.0
Doubtful	31,843.0	17,417.8	50	8,708.9
Doubtful of loss	194,162.1	93,795.2	100	93,795.2
Total	813,839.4	375,512.9		107,010.3
Less Unearned discounts	(146.9)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				44,204.5
Total	813,692.5			151,214.8*

4.5.7 As at December 31, 2002 and 2001 the Bank and subsidiaries have loans and accrued interest receivables to companies with certain financial positions and results of operation problems as defined in the SET's guidelines, regarding quality of assets and related party transactions, dated July 17, 1998, for which the Bank has provided an allowance for the related doubtful accounts in the caption of loan and accrued interest receivables, as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2002				
	No. of Companies	**Outstanding Balance**	**Collateral Value**	**Provision Required by the BOT**	**Provision Recorded by the Bank**
Financial institutions ordered closed	8	817.2	-	817.2	817.2
Financial institutions taken control and ordered to decrease and Increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	27	24,276.7	3,257.5	703.9	703.9
Total	35	25,093.9	3,257.5	1,521.1	1,521.1

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 130.1 million.

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

2001

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	-	-	-	-	-
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	23	25,512.7	6,318.5	192.7	192.7
Total	23	25,512.7	6,318.5	192.7	192.7

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

2002

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.2	-	817.2	817.2
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	27	24,276.7	3,257.5	703.9	703.9
Total	35	25,093.9	3,257.5	1,521.1	1,521.1

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

2001

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	-	-	-	-	-
Financial institutions taken control and ordered to decrease and Increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	23	25,512.7	6,318.5	192.7	192.7
Total	23	25,512.7	6,318.5	192.7	192.7

The doubtful of loss loans which had been written back onto the balance sheet as at December 31, 2002 included loans to 8 financial institutions ordered closed. The loans to these debtors had been written off in the previous period.

4.5.8 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank has entered into the Asset Transfer Agreement (the Agreement) with the TAMC in order to transfer the impaired assets of the Bank including all rights over the assets securing such assets as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (the TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average rate of deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50 % each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second losses portion will be borne by TAMC.

The Bank has transferred impaired assets at the net amount of loan after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand from the date that the Bank has entered into the Agreement until as at December 31, 2002 and for the year ended December 31, 2002, amounting to Baht 24,829.7 million and Baht 2,372.6 million to TAMC, respectively. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

On December 31, 2002, the Bank received promissory notes from TAMC relating to certain portions of transferred impaired assets amounting to Baht 18,880.6 million.

4.5.9 As at December 31, 2002 and 2001, assets classified in accordance with the notification of the BOT are as follows :

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
2002

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Others Assets	Total
Normal	594,755.7	-	-	160.5	594,916.2
Special mentioned	28,244.9	-	-	19.8	28,264.7
Substandard	22,647.7	-	-	26.4	22,674.1
Doubtful	22,226.8	-	-	51.7	22,278.5
Doubtful of loss	171,719.0	4,634.0	1,656.2	2,175.1	180,184.3
Loss	-	-	-	-	-
Total	839,594.1	4,634.0	1,656.2	2,433.5	848,317.8
Less Unearned discounts	(266.9)				
Total	839,327.2				

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
2001

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Others Assets	Total
Normal	539,831.1	-	-	170.5	540,001.6
Special mentioned	27,619.0	-	-	17.7	27,636.7
Substandard	25,141.4	-	-	16.5	25,157.9
Doubtful	31,873.6	-	-	49.4	31,923.0
Doubtful of loss	101,249.2	1,548.8	1,096.6	1,900.4	105,795.0
Loss	-	-	-	-	-
Total	725,714.3	1,548.8	1,096.6	2,154.5	730,514.2
Less Unearned discounts	(159.5)				
Total	725,554.8				

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

2002

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Others Assets	Total
Normal	588,589.3	-	-	160.4	588,749.7
Special mentioned	27,811.6	-	-	19.2	27,830.8
Substandard	22,610.3	-	-	26.3	22,636.6
Doubtful	22,188.5	-	-	51.7	22,240.2
Doubtful of loss	171,128.8	4,627.4	1,491.6	2,170.7	179,418.5
Loss	-	-	-	-	-
Total	832,328.5	4,627.4	1,491.6	2,428.3	840,875.8
Less Unearned discounts	(247.0)				
Total	832,081.5				

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

2001

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Others Assets	Total
Normal	535,579.8	-	-	170.4	535,750.2
Special mentioned	27,137.4	-	-	17.6	27,155.0
Substandard	25,117.2	-	-	16.4	25,133.6
Doubtful	31,843.0	-	-	49.3	31,892.3
Doubtful of loss	100,366.8	1,540.3	981.9	1,893.4	104,782.4
Loss	-	-	-	-	-
Total	720,044.2	1,540.3	981.9	2,147.1	724,713.5
Less Unearned discounts	(146.9)				
Total	719,897.3				

4.5.10 Troubled debt restructurings

Details of the restructured debts of the Bank for the years ended December 31, 2002 and 2001 classified into the restructuring methods are as follows :

(million Baht)

THE BANK'S FINANCIAL STATEMENTS 2002				
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	217	4,272.4	Land, building, machinery, share capital, leasehold	3,570.1
Debt-equity conversion	20	1,699.3	share capital,	1,691.9
Debt restructuring in various forms	20,956	60,989.7		
Total	21,193	66,961.4		

(million Baht)

THE BANK'S FINANCIAL STATEMENTS 2001				
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	391	18,503.3	Land, building, machinery, share capital, leasehold	17,633.9
Debt-equity conversion	16	4,113.1	Share capital	4,182.5
Debt restructuring in various forms	29,674	116,902.9		
Total	30,081	139,519.3		

For the years ended December 31, 2002 and 2001, the Bank recognized interest income from restructured debts amounting to Baht 13,293.3 million and Baht 13,983.1 million, respectively.

As at December 31, 2002 and 2001, the Bank had balance of loan to restructured debtors amounting to Baht 261,869.9 million and Baht 282,276.9 million, respectively.

The Bank did not present the aforementioned information in the consolidated financial statements for the year ended December 31, 2002 and 2001 as the amount of the restructured loans of subsidiary company is not material.

4.6 Allowance for doubtful accounts

Allowance for doubtful accounts consisted of the following as at December 31, 2002 and 2001 :

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

2002

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,489.2	193.9	1,864.7	8,723.5	465.0	44,406.2	58,142.5
Doubtful accounts	475.4	4.4	(1,081.0)	6.3	16.7	(7,559.3)	(8,137.5)
Bad debt recovered	-	-	-	-	(9.5)	230.3	220.8
Bad debt written off	(1.5)	(4.4)	(1.8)	(3.5)	131.3	(2,959.5)	(2,839.4)
Other	-	(76.0)	-	(4,730.2)	82,560.9	12,996.2	90,750.9*
Balance carried forward	2,963.1	117.9	781.9	3,996.1	83,164.4	47,113.9	138,137.3

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

2001

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,476.3	198.6	1,984.1	3,009.1	925.6	43,977.8	52,571.5
Doubtful accounts	12.2	-	(116.3)	-	-	(3,499.2)	(3,603.3)
Bad debt recovered	-	-	-	-	-	428.7	428.7
Bad debt written off	0.7	(0.1)	(3.1)	(0.2)	3.9	(5,291.7)	(5,290.5)
Other	-	(4.6)	-	5,714.6	(464.5)	8,790.6	14,036.1
Balance carried forward	2,489.2	193.9	1,864.7	8,723.5	465.0	44,406.2	58,142.5

* Including allowance for doubtful accounts written back as at June 30, 2002 amounting to Baht 88,143.3 million. (see Note 3.6)

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

2002

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,456.5	190.7	1,864.1	8,718.8	-	44,204.6	57,434.7
Doubtful accounts	464.9	-	(1,085.1)	-	-	(7,565.4)	(8,185.6)
Bad debt recovered	-	-	-	-	-	230.3	230.3
Bad debt written off	-	-	-	-	-	(2,707.9)	(2,707.9)
Other	-	(77.1)	-	(4,731.1)	82,809.9	12,756.6	90,758.3 *
Balance carried forward	2,921.4	113.6	779.0	3,987.7	82,809.9	46,918.2	137,529.8

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

2001

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,451.5	196.2	1,930.5	3,003.7	-	43,883.8	51,465.7
Doubtful accounts	5.0	-	(66.4)	-	-	(3,197.5)	(3,258.9)
Bad debt recovered	-	-	-	-	-	428.7	428.7
Bad debt written off	-	-	-	-	-	(5,238.7)	(5,238.7)
Other	-	(5.5)	-	5,715.1	-	8,328.3	14,037.9
Balance carried forward	2,456.5	190.7	1,864.1	8,718.8	-	44,204.6	57,434.7

As at December 31, 2001, the Bank had written off loans classified as doubtful of loss which were in excess of collateral and fully provisioned for amounting to Baht 93,906.6 million in the consolidated financial statements and amounting to Baht 93,795.2 million in the Bank's financial statements. This was in accordance with notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated March 17, 2000. (see Note 3.6)

As at December 31, 2002, the allowance for doubtful accounts of Baht 138,137.3 million in the consolidated financial statements include an allowance for legal expense paid in advance of Baht 142.4 million. The allowance for doubtful accounts of Baht 137,529.8 million in the Bank's financial statements include an allowance for legal expense paid in advance of Baht 142.4 million.

As at December 31, 2001, the allowance for doubtful accounts of Baht 58,142.5 million in the consolidated financial statements include an allowance for legal expense paid in advance

* Including allowance for doubtful accounts written back as at June 30, 2002 amounting to Baht 88,034.9 million. (see Note 3.6)

of Baht 22.1 million. The allowance for doubtful accounts of Baht 57,434.7 million in the Bank's financial statements include an allowance for legal expense paid in advance of Baht 15.1 million.

As at December 31, 2002 and 2001 the Bank had established allowance for doubtful accounts in excess of the minimum level required by the BOT's guideline as described in Note 1.2 since the Bank takes into consideration potential additional loss from the debtors not being able to perform according to the lending agreements.

For the years ended December 31, 2002 and 2001 collateral supporting significant loans were reappraised by either independent appraisers approved by the BOT or internal appraisers of the Bank and the subsidiaries. For collateral valuation, the Bank followed the notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 18, 2002 and March 17, 2000, respectively, in that up to 90% of appraised value is deducted from the debtor's balance before provision for collateral that have been marked to market or appraised within 12 months. For collateral that are less frequently appraised, up to 50% deduction is applied.

For debtors with balance of less than Baht 5 million, up to 90% of the appraised value of collaterals is deducted from the debtor's balance before provision if the collateral have been marked to market or appraised within 36 months. For collateral that are less frequently appraised, up to 50% deduction is applied.

For the years ended December 31, 2002 and 2001 the Bank classified its assets and provisions for loan losses using guidelines in the BOT's Notification on the subject of worthless or irrecoverable assets and assets with doubtful value of recoverability dated February 18, 2002 and March 17, 2000, respectively.

4.7 Revaluation allowance for debt restructuring

Revaluation allowance for debt restructuring as at December 31, 2002 and 2001, are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	**2001**	**2002**	**2001**
Balance brought forward	11,118.7	8,929.4	11,104.8	8,929.4
Increase during the period	7,728.2	7,315.2	7,728.2	7,275.5
Write off/ decrease during the period	(5,622.6)	(5,125.9)	(5,608.7)	(5,100.1)
Balance carried forward	13,224.3	11,118.7	13,224.3	11,104.8

4.8 Properties foreclosed, net

Properties foreclosed consisted of the following as at December 31, 2002 and 2001:

(million Baht)

Type of properties foreclosed	CONSOLIDATED FINANCIAL STATEMENTS 2002			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	32,391.2	4,719.6	(1,972.9)	35,137.9
Movable assets	787.7	141.9	(47.7)	881.9
Total properties foreclosed	33,178.9	4,861.5	(2,020.6)	36,019.8
Less Allowance for impairment	(1,298.1)	(1,103.5)	122.9	(2,278.7)
Total properties foreclosed, net	31,880.8	3,758.0	(1,897.7)	33,741.1

(million Baht)

Type of properties foreclosed	CONSOLIDATED FINANCIAL STATEMENTS 2001			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	16,821.3	16,613.9	(1,044.0)	32,391.2
Movable assets	612.1	193.7	(18.1)	787.7
Total properties foreclosed	17,433.4	16,807.6	(1,062.1)	33,178.9
Less Allowance for impairment	(776.6)	(667.3)	145.8	(1,298.1)
Total properties foreclosed, net	16,656.8	16,140.3	(916.3)	31,880.8

(million Baht)

Type of properties foreclosed	THE BANK'S FINANCIAL STATEMENTS 2002			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	29,926.4	4,661.6	(1,750.1)	32,837.9
Movable assets	787.7	141.9	(47.7)	881.9
Total properties foreclosed	30,714.1	4,803.5	(1,797.8)	33,719.8
Less Allowance for impairment	(1,183.4)	(1,033.1)	102.4	(2,114.1)
Total properties foreclosed, net	29,530.7	3,770.4	(1,695.4)	31,605.7

(million Baht)

Type of properties foreclosed	THE BANK'S FINANCIAL STATEMENTS 2001			
	Balance Brought Forward	**Additions**	**Disposals**	**Balance Carried Forward**
Assets from debt repayment				
Immovable assets	14,603.8	16,590.0	(1,267.4)	29,926.4
Movable assets	611.9	193.4	(17.6)	787.7
Total properties foreclosed	15,215.7	16,783.4	(1,285.0)	30,714.1
Less Allowance for impairment	(776.5)	(550.6)	143.7	(1,183.4)
Total properties foreclosed, net	14,439.2	16,232.8	(1,141.3)	29,530.7

For the year ended December 31, 2002 there is no impairment reversal of properties foreclosed.

For the year ended December 31, 2001, the Bank reversed impairment of certain properties foreclosed since there were indications that the impairment losses recognized on properties foreclosed in the prior periods has decreased or no longer exist.

Properties foreclosed classified in accordance with the notification of the BOT as at December 31, 2002 and 2001, are presented in Note 4.5.9.

4.9 Premises and equipment, net

Premises and equipment consisted of the following as at December 31, 2002 and 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS				
	2002				
	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,179.4	8,540.1	14,440.1	730.0	30,889.6
Appraisal increase (year 2000)	10,281.5	15,131.8	-	-	25,413.3
Appraisal decrease (year 2000)	(989.0)	(522.4)	-	-	(1,511.4)
Less Accumulated depreciation - cost	-	(4,051.9)	(11,686.6)	-	(15,738.5)
Less Accumulated depreciation - appraisal increase	-	(8,741.6)	-	-	(8,741.6)
Net opening amount	16,471.9	10,356.0	2,753.5	730.0	30,311.4
Additions/acquisitions - cost	-	86.9	1,587.4	784.4	2,458.7
Appraisal increase	-	335.1	-	-	335.1
Appraisal decrease - charge against previous appraisal increase	-	(89.5)	-	-	(89.5)
Appraisal increase - charge against previous appraisal decrease	-	13.1	-	-	13.1
Disposals/transfers - cost	(6.5)	(12.7)	(244.2)	(622.4)	(885.8)
Disposals/transfers - appraisal increase	(72.2)	(173.1)	-	-	(245.3)
Depreciation for the period - cost	-	(345.7)	(1,148.6)	-	(1,494.3)
Depreciation for the period - appraisal increase	-	(654.0)	-	-	(654.0)
Accumulated depreciation - disposals - cost	-	12.7	232.6	-	245.3
Accumulated depreciation - disposals - appraisal increase	-	123.8	-	-	123.8
Accumulated depreciation - appraisal increase	-	(141.7)	-	-	(141.7)
Exchange rate adjustments	32.6	14.1	4.4	-	51.1
Total	16,425.8	9,525.0	3,185.1	892.0	30,027.9
Closing amount					
Cost	7,205.4	8,659.2	15,789.4	892.0	32,546.0
Appraisal increase (year 2000 and year 2002)	10,209.4	15,204.3	-	-	25,413.7
Appraisal decrease (year 2000 and year 2002)	(989.0)	(509.3)	-	-	(1,498.3)
Less Accumulated depreciation - cost	-	(4,415.7)	(12,604.3)	-	(17,020.0)
Less Accumulated depreciation - appraisal increase	-	(9,413.5)	-	-	(9,413.5)
Net closing amount	16,425.8	9,525.0	3,185.1	892.0	30,027.9

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2001				
	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,301.6	8,497.0	13,742.0	377.8	29,918.4
Appraisal increase (year 2000)	10,155.2	15,131.4	-	-	25,286.6
Appraisal decrease (year 2000)	(991.6)	(521.6)	-	-	(1,513.2)
Less Accumulated depreciation - cost	-	(3,729.9)	(10,911.3)	-	(14,641.2)
Less Accumulated depreciation - appraisal increase	-	(8,120.4)	-	-	(8,120.4)
Net opening amount	16,465.2	11,256.5	2,830.7	377.8	30,930.2
Additions/acquisitions - cost	-	129.5	1,115.8	959.4	2,204.7
Appraisal increase	131.8	0.4	-	-	132.2
Disposals/transfers - cost	(0.3)	(2.0)	(418.8)	(607.2)	(1,028.3)
Disposals/transfers - appraisal increase	(2.9)	(0.7)	-	-	(3.6)
Depreciation for the year - cost	-	(366.8)	(1,184.3)	-	(1,551.1)
Depreciation for the year - appraisal increase	-	(621.4)	-	-	(621.4)
Accumulated depreciation - disposals - cost	-	2.0	414.3	-	416.3
Accumulated depreciation - disposals - appraisal increase	-	0.2	-	-	0.2
Exchange rate adjustments	(121.9)	(41.7)	(4.2)	-	(167.8)
Total	16,471.9	10,356.0	2,753.5	730.0	30,311.4
Closing amount					
Cost	7,179.4	8,540.1	14,440.1	730.0	30,889.6
Appraisal increase (year 2000)	10,281.5	15,131.8	-	-	25,413.3
Appraisal decrease (year 2000)	(989.0)	(522.4)	-	-	(1,511.4)
Less Accumulated depreciation - cost	-	(4,051.9)	(11,686.6)	-	(15,738.5)
Less Accumulated depreciation - appraisal increase	-	(8,741.6)	-	-	(8,741.6)
Net closing amount	16,471.9	10,356.0	2,753.5	730.0	30,311.4

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS 2002				
	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,170.8	8,396.5	14,277.5	730.0	30,574.8
Appraisal increase (year 2000)	10,281.5	15,131.8	-	-	25,413.3
Appraisal decrease (year 2000)	(989.0)	(522.4)	-	-	(1,511.4)
Less Accumulated depreciation - cost	-	(3,994.3)	(11,610.6)	-	(15,604.9)
Less Accumulated depreciation - appraisal increase	-	(8,741.6)	-	-	(8,741.6)
Net opening amount	16,463.3	10,270.0	2,666.9	730.0	30,130.2
Additions/acquisitions - cost	-	86.9	1,543.3	784.4	2,414.6
Appraisal increase	-	335.1	-	-	335.1
Appraisal decrease - charge against previous appraisal increase	-	(89.5)	-	-	(89.5)
Appraisal increase - charge against previous appraisal decrease	-	13.1	-	-	13.1
Disposals/transfers - cost	(6.5)	(12.7)	(227.4)	(622.4)	(869.0)
Disposals/transfers - appraisal increase	(72.2)	(173.1)	-	-	(245.3)
Depreciation for the period - cost	-	(343.9)	(1,114.4)	-	(1,458.3)
Depreciation for the period - appraisal increase	-	(654.0)	-	-	(654.0)
Accumulated depreciation - disposals - cost	-	12.7	220.7	-	233.4
Accumulated depreciation - disposals - appraisal increase	-	123.8	-	-	123.8
Accumulated depreciation - appraisal increase	-	(141.7)	-	-	(141.7)
Exchange rate adjustments	32.9	16.2	4.6	-	53.7
Total	16,417.5	9,442.9	3,093.7	892.0	29,846.1
Closing amount					
Cost	7,197.1	8,519.2	15,600.8	892.0	32,209.1
Appraisal increase (year 2000 and year 2002)	10,209.4	15,204.3	-	-	25,413.7
Appraisal decrease (year 2000 and year 2002)	(989.0)	(509.3)	-	-	(1,498.3)
Less Accumulated depreciation - cost	-	(4,357.8)	(12,507.1)	-	(16,864.9)
Less Accumulated depreciation - appraisal increase	-	(9,413.5)	-	-	(9,413.5)
Net closing amount	16,417.5	9,442.9	3,093.7	892.0	29,846.1

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

2001

	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,293.2	8,356.4	13,665.1	377.8	29,692.5
Appraisal increase (year 2000)	10,155.2	15,131.4	-	-	25,286.6
Appraisal decrease (year 2000)	(991.6)	(521.6)	-	-	(1,513.2)
Less Accumulated depreciation - cost	-	(3,675.3)	(10,858.8)	-	(14,534.1)
Less Accumulated depreciation - appraisal increase	-	(8,120.4)	-	-	(8,120.4)
Net opening amount	16,456.8	11,170.5	2,806.3	377.8	30,811.4
Additions/acquisitions - cost	-	129.5	1,040.5	959.4	2,129.4
Appraisal increase	131.8	0.4	-	-	132.2
Disposals/transfers - cost	(0.3)	(2.0)	(417.7)	(607.2)	(1,027.2)
Disposals/transfers - appraisal increase	(2.9)	(0.7)	-	-	(3.6)
Depreciation for the year - cost	-	(364.9)	(1,171.3)	-	(1,536.2)
Depreciation for the year - appraisal increase	-	(621.4)	-	-	(621.4)
Accumulated depreciation - disposals - cost	-	2.0	413.6	-	415.6
Accumulated depreciation - disposals - appraisal increase	-	0.2	-	-	0.2
Exchange rate adjustments	(122.1)	(43.6)	(4.5)	-	(170.2)
Total	16,463.3	10,270.0	2,666.9	730.0	30,130.2
Closing amount					
Cost	7,170.8	8,396.5	14,277.5	730.0	30,574.8
Appraisal increase (year 2000)	10,281.5	15,131.8	-	-	25,413.3
Appraisal decrease (year 2000)	(989.0)	(522.4)	-	-	(1,511.4)
Less Accumulated depreciation - cost	-	(3,994.3)	(11,610.6)	-	(15,604.9)
Less Accumulated depreciation - appraisal increase	-	(8,741.6)	-	-	(8,741.6)
Net closing amount	16,463.3	10,270.0	2,666.9	730.0	30,130.2

4.10 Deposits

4.10.1 Classified by product as at December 31, 2002 and 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Demand	37,736.4	33,764.8	37,116.7	32,999.3
Savings	380,444.5	329,468.4	380,380.2	329,629.5
Fixed				
Up to 6 months	464,596.1	532,854.0	463,725.0	532,070.9
6 months-less than 1 year	39,092.8	42,081.3	37,976.0	41,257.1
1 year and over	147,520.0	140,116.5	142,904.3	135,404.3
Negotiable certificates of deposit	1,304.6	1,332.5	562.4	569.4
Total	1,070,694.4	1,079,617.5	1,062,664.6	1,071,930.5

4.10.2 Classified by remaining maturity as at December 31, 2002 and 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Up to 1 year	1,053,544.7	1,068,689.4	1,046,017.6	1,061,763.5
Over 1 year	17,149.7	10,928.1	16,647.0	10,167.0
Total	1,070,694.4	1,079,617.5	1,062,664.6	1,071,930.5

4.10.3 Classified by currency and customer's residence as at December 31, 2002 and 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	2002			2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	949,335.2	28,342.3	977,677.5	962,599.8	22,579.4	985,179.2
USD	14,166.0	42,112.6	56,278.6	15,991.5	44,471.7	60,463.2
Others	3,019.8	33,718.5	36,738.3	3,160.9	30,814.2	33,975.1
Total	966,521.0	104,173.4	1,070,694.4	981,752.2	97,865.3	1,079,617.5

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	2002			2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	947,316.0	28,342.3	975,658.3	960,927.1	22,579.4	983,506.5
USD	14,125.3	42,111.2	56,236.5	15,931.0	44,470.6	60,401.6
Others	2,980.2	27,789.6	30,769.8	3,119.6	24,902.8	28,022.4
Total	964,421.5	98,243.1	1,062,664.6	979,977.7	91,952.8	1,071,930.5

4.11 Interbank and money market items (liabilities)

Interbank and money market items (liabilities) consisted of the following as at December 31, 2002 and 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	2002			2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	-	127.3	127.3	-	2,492.0	2,492.0
Commercial banks	462.9	84.6	547.5	782.4	115.7	898.1
Other banks	383.7	239.7	623.4	361.4	633.9	995.3
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	910.5	47.3	957.8	1,127.9	91.3	1,219.2
Other financial institutions	1,824.6	55.8	1,880.4	2,187.4	68.9	2,256.3
Total domestic items	3,581.7	554.7	4,136.4	4,459.1	3,401.8	7,860.9
Foreign items						
USD	433.0	6,587.8	7,020.8	613.6	3,335.7	3,949.3
JPY	22.5	6,318.6	6,341.1	88.5	9,268.5	9,357.0
Others	1,526.7	2,277.8	3,804.5	1,337.4	1,399.6	2,737.0
Total foreign items	1,982.2	15,184.2	17,166.4	2,039.5	14,003.8	16,043.3
Total domestic and foreign items	5,563.9	15,738.9	21,302.8	6,498.6	17,405.6	23,904.2

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	2002			2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	-	127.3	127.3	-	2,492.0	2,492.0
Commercial banks	462.9	84.6	547.5	837.7	115.7	953.4
Other banks	383.7	239.7	623.4	361.4	633.9	995.3
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	963.3	47.3	1,010.6	1,127.9	91.3	1,219.2
Other financial institutions	1,824.6	55.8	1,880.4	2,187.4	68.9	2,256.3
Total domestic items	3,634.5	554.7	4,189.2	4,514.4	3,401.8	7,916.2
Foreign items						
USD	457.6	9,344.3	9,801.9	627.8	8,700.4	9,328.2
JPY	24.1	6,318.6	6,342.7	91.9	9,268.5	9,360.4
Others	1,544.5	2,118.2	3,662.7	1,360.7	1,353.3	2,714.0
Total foreign items	2,026.2	17,781.1	19,807.3	2,080.4	19,322.2	21,402.6
Total domestic and foreign items	5,660.7	18,335.8	23,996.5	6,594.8	22,724.0	29,318.8

4.12 Borrowings

4.12.1 Classified by types of securities and sources of fund as at December 31, 2002 and 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	2002			2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	42,090.0	32,171.4	74,261.4	47,150.0	33,182.6	80,332.6
Less Master investment Agreement	(34,500.0)	-	(34,500.0)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	21,620.0	9,768.0	31,388.0	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	(16,445.0)	(10,419.4)	(26,864.4)	(21,505.0)	(11,670.8)	(33,175.8)
Total	12,765.0	31,520.0	44,285.0	12,765.0	31,279.8	44,044.8

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	2002			2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	42,090.0	32,171.4	74,261.4	47,150.0	33,182.6	80,332.6
Less Master investment Agreement	(34,500.0)	-	(34,500.0)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	21,620.0	9,768.0	31,388.0	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	(16,445.0)	(10,419.4)	(26,864.4)	(21,505.0)	(11,670.8)	(33,175.8)
Total	12,765.0	31,520.0	44,285.0	12,765.0	31,279.8	44,044.8

4.12.2 Classified by types of securities, currency, maturity and interest rate as December 31, 2002 and 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS				
Types	Currency	Maturity	Interest Rate	Amount	
				2002	2001
Short-term borrowings					
Unsecured subordinated notes (Notes 4.13 and 4.18)	THB	2002 - 2003	None	5,060.0	5,060.0
Less Discount on borrowings				(703.7)	(703.7)
Total short-term borrowings				4,356.3	4,356.3
Long-term borrowings					
Unsecured subordinated notes (Notes 4.13 and 4.18)	USD	2005 - 2029	7.25% - 9.025%	32,171.4	33,182.6
	THB	2003 - 2004	None	2,530.0	7,590.0
	THB	Perpetual	15.00%*	34,500.0	34,500.0
Less Master investment agreement				(34,500.0)	(34,500.0)
Subordinated convertible bonds (Notes 4.14 and 4.18)	THB	2004	4.589%	9,768.0	9,768.0
	THB	2004 - 2006	None	21,620.0	21,620.0
Less Discount on borrowings				(26,160.7)	(32,472.1)
Total long-term borrowings				39,928.7	39,688.5
Total				44,285.0	44,044.8

* Interest will be paid only when the Bank has paid dividend on preferred shares.

(million Baht)

Types	Currency	Maturity	Interest Rate	THE BANK'S FINANCIAL STATEMENTS Amount 2002	2001
Short-term borrowings					
Unsecured					
subordinated notes					
(Notes 4.13 and 4.18)	THB	2002 - 2003	None	5,060.0	5,060.0
Less Discount on borrowings				(703.7)	(703.7)
Total short-term borrowings				4,356.3	4,356.3
Long-term borrowings					
Unsecured					
subordinated notes					
(Notes 4.13 and 4.18)	USD	2005 - 2029	7.25% - 9.025%	32,171.4	33,182.6
	THB	2003 - 2004	None	2,530.0	7,590.0
	THB	Perpetual	15.00%*	34,500.0	34,500.0
Less Master investment agreement				(34,500.0)	(34,500.0)
Subordinated					
convertible bonds					
(Notes 4.14 and 4.18)	THB	2004	4.589%	9,768.0	9,768.0
	THB	2004 - 2006	None	21,620.0	21,620.0
Less Discount on borrowings				(26,160.7)	(32,472.1)
Total long-term borrowings				39,928.7	39,688.5
Total				44,285.0	44,044.8

4.13 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue.

- On June 22, 1995, the Board of Directors passed a resolution for the Bank to issue and offer unsecured subordinated notes. On September 18, 1995, the Bank issued US$ 300 million of unsecured subordinated notes for sale to foreign investors with a maturity of 10 years at a coupon of 7.25% p.a.

- On December 21, 1995, the Board of Directors passed a resolution for the Bank to issue and offer unsecured subordinated notes. On March 25, 1996, the Bank issued US$ 150 million of unsecured subordinated notes for sale to foreign investors with a maturity of 20 years at a coupon of 8.25% p.a.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign and/or domestic markets in the amount not exceeding US$ 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue. On

* Interest will be paid only when the Bank has paid dividend on preferred shares.

August 27, 1996, the Board of Directors passed a resolution for the Bank to issue and offer unsecured subordinated notes. On January 21, 1997, the Bank issued US$ 300 million of unsecured subordinated notes for sale to foreign investors with a maturity of 30 years at a coupon of 8.375% p.a.

On January 28, 1999, the Bank issued US$ 266.9 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing 7.25% unsecured subordinated notes due 2005 being redeemed before their maturity, which was approved by the BOT. The Bank also issued US$ 449.8 million of unsecured subordinated notes due 2029 with a maturity of 30 years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing 8.25% unsecured subordinated notes due 2016 and existing 8.375% unsecured subordinated notes due 2027 being redeemed before their maturity, which was approved by the BOT. Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the IAS. As a result, the Bank recognized in the 1999 statement of income, a gain of US$ 259.0 million (Baht 9,503.5 million), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of US$ 177.5 million (Baht 6,543.1 million) and US$ 258.7 million (Baht 9,535.1 million).The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes. (see Note 4.12) The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388.4 million.

On November 15, 1999, the Bank redeemed US$ 0.5 million of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

On August 30, 2002, the Bank redeemed US$ 4.75 million of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

4.14 Subordinated convertible bonds

On January 13, 1994, the shareholders passed a resolution for the Bank to issue and offer subordinated convertible bonds for sale to foreign markets in the amount not exceeding US$ 500 million with a maturity of 10 years and a conversion period within 10 years, and to reserve 60 million ordinary shares to accommodate the conversion right. The Board of Directors was authorized to proceed with the issue. On January 25, 1994, the Board of Directors passed a resolution for the Bank to issue subordinated convertible bonds. On March 3, 1994, the Bank issued US$ 400 million of subordinated convertible bonds with a maturity of 10 years at a coupon of 3.25% p.a. and conversion price of Baht 230 per share at the exchange rate of US$ 1 to Baht 25.28 on the condition that the Bank may convert the bonds before maturity. The bondholders have the right to convert the bonds into ordinary shares from May 24, 1994 onwards.

On January 29, 1999, the Bank amended the terms and conditions of the subordinated convertible bonds by increasing the coupon from 3.25% p.a. to 4.589% p.a. which have been approved by the trustee. This transaction was accounted as an extinguishment of debt under the IAS, since TAS do not provide accounting guidance for the extinguishment of debt. The amended bonds were recorded at Baht 5,778.4 million, which was the fair value at the date of issuance. The difference between the book value and the redemption value of the bonds will be amortized on a monthly basis throughout the life of the bonds. As a result, the Bank recognized a gain of Baht 3,816.6 million in the 1999 statement of income. (see Note 4.12)

On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 11,495,694 ordinary shares, to be reserved additionally for the exercise of the subordinated convertible bonds. (see Note 4.19)

4.15 Convertible bonds

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer subordinated convertible bonds and/or convertible bonds for sale to foreign and/or domestic markets in the amount not exceeding US$ 400 million or its equivalent in other currencies with maturity not exceeding 10 years, and resolved to reserve 50 million ordinary shares to accommodate for such convertible bonds. The Board of Directors was authorized to proceed with the issue. On June 17, 1996, the Board of Directors passed a resolution for the Bank to issue and offer convertible bonds. On August 7, 1996, the Bank issued US$ 350 million of convertible bonds with a maturity of 10 years at a coupon of 1.50% p.a. and conversion price of Baht 270 per share at the exchange rate of US$ 1 to Baht 25.28 for sale to foreign investors. The bonds will be mandatorily redeemed at a premium at the end of year 5 subject to the terms and conditions as stated in the offering circular. The bondholders have the right to convert the bonds into ordinary shares from September 16, 1996 onwards. (see Note 4.12) The Bank has entered into interest swap contracts in order to hedge the risk of redemption at the end of year 5 should the above mentioned terms and conditions are met.(see Note 4.31)

On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 10 million ordinary shares, to be reserved additionally for the exercise of the convertible bonds. (see Note 4.19)

On August 7, 2001, the Bank has redeemed all the convertible bonds at 124.2588 percent of the principal amount since the condition for the Mandatory Redemption condition 8 (c) has been met. This redemption did not result in any loss as the Bank has entered into interest rate swap contracts to hedge the risk of redemption; and did not affect the Bank's capital fund since the said convertible bond had not been included as tier 2 capital.

4.16 Bonds

On April 5, 2000, the shareholders passed a resolution for the Bank to issue subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "the Bonds") in an amount not exceeding US$ 3,000 million or its equivalent in other currencies, offered and sold in foreign and/or domestic markets. The subordinated bonds and/or unsubordinated bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding US$ 1,000 million or its equivalent in other currencies. The shareholders also approved the allocation of 292 million ordinary shares, to be reserved additionally with 208 million ordinary shares which remain unexcercised, totaling 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bonds holders. (see Note 4.19)

4.17 Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue and offer bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding US$ 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right to call the Bank to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, conditions and other details for the issue and offering of the bonds.

4.18 Capital Augmented Preferred Securities

On April 2, 1999, the Bank issued Capital Augmented Preferred Securities (CAPS) to Bualuang CAPS Fund, with a minimum return of 11.00 % p.a. and a maximum return of 22.25% p.a., payable quarterly, whereby the Bank issued two groups of securities and received proceeds of Baht 46,000 million.

The First Group of securities consisted of 345,000 shares of non-cumulative class A preferred shares (Preferred Shares) with a par value of Baht 10 per share and 345,000 units of subordinated perpetual bonds cum preferred shares (Group 1 Subordinated Bonds) with a par value of Baht 100,000 per unit. The dividend paid on the Preferred Shares is non-cumulative, and the unpaid dividend for any year will not be carried forward to the subsequent years. If the Bank declares dividend on the ordinary shares, the Bank has to pay a dividend of Baht 1 (one) per share on the Preferred Shares as long as the Bank still pays interest on these Bonds in full on each due date or when the liquidation preference is reduced to equal the par value of the Preferred Shares. If the Bank has not paid interest on these bonds in full on each due date, the Bank will pay the dividend on the Preferred Shares an amount equal the interest on these bonds less the amount of interest already paid in such year. The Group 1 Subordinated Bonds have a coupon of 15.00% p.a., payable semi-annually, the interest will be paid only when the Bank has paid dividend on the Preferred Shares. The unpaid interest for any year will not be carried forward to the subsequent year. The Bank may redeem the Group 1 Subordinated Bonds subject to the approval by the BOT under the following conditions.

- on or after 5 years from the issue date; or
- the Preferred Shares Cum Group 1 Subordinated Bonds can no longer be counted as tier 1 capital; or
- the interests on the Group 1 Subordinated Bonds are no longer tax deductible; or
- the Bank can raise an equivalent or greater amount of fund to replace the Group 1 Subordinated Bonds or if the Bank's tier 1 capital ratio, after the redemption of these Bonds, exceeds the minimum ratio stipulated by the BOT.

The Master Investment Agreement has terms and conditions relating to the transfer of shares, redemption of the bonds, reduction of liquidation preference of the preferred shares, payment to the preferred shareholder as specified in the Articles of Association of the Bank, and ratio of conversion into the Bank's ordinary share of the preferred shares at 1:1.

The Second Group of securities issued consisted of 469,200 units of discounted zero coupon subordinated bonds and subordinated convertible bonds with a par value of Baht 100,000 per unit. The total issuance price of such bonds was Baht 11,500 million. The bonds serially mature in 29 groups. Bonds group 1 to 20 serially mature at intervals of 3 months and mature within 3 months to 5 years. Each Bond group has a par value of Baht 1,265 million.

Bonds group 21-28 consist of discounted subordinated convertible bonds that have a par value of Baht 1,265 million per group. These convertible bonds have a maturity between 5 years 3 months and 7 years with a maturity interval of 3 months. Bond group 29 with a par value of Baht 11,500 million, has maturity of 7 years.

The Bank has the option to call all of the Bonds in the Second Group (group 21-29) on or after 5 years from the date of issue at the accreted value. Upon redemption the Bonds group 21-29 may be converted into the Bank's ordinary shares at Baht 100 per share as outlined in the terms and conditions. The Bank has reserved 115 million ordinary shares to accommodate such conversion right. On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 35 million ordinary shares, to be reserved additionally to accommodate such conversion right. (see Note 4.19)

According to the ICAAT's interpretation of accounting standard No.3 on the issue of compound financial instruments by financial institutions, (see Note 3.18) in summary, the First Group of Securities should be separated into 3 parts : 1) liability 2) premium on preferred shares and 3) preferred shares. However, since the amount categorized as premium on preferred share (Baht 15.2 million) is not material, it was included as liability in the balance sheets. As at December 31, 2002 and 2001, the presentation of the First Group of Securities is as follows :

Subordinated bonds cum preferred shares	Baht	34,496,550,000
Preferred shares	Baht	3,450,000

Had the Bank accounted for First Group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration on April 16, 1999, the presentation in the balance sheets as at December 31, 2002 and 2001, would be as follows :

Preferred shares	Baht	3,450,000
Premium on preferred shares	Baht	34,496,550,000

4.19 Share capital

On April 5, 2000, the shareholders passed a resolution for the Bank to decrease its registered capital from Baht 20,000 million to Baht 19,983.5 million and to increase its registered capital from Baht 19,983.5 million to Baht 40,000 million by issuing 2,000 million of ordinary shares, 655,000 of Class A preferred shares and one million of Class B preferred shares. The Bank registered the decrease and increase in capital with the Department of Commercial Registration on May 25, 2000 and May 29, 2000, respectively. The shareholders have resolved to allocate the new shares as follows :

- 1,551,504,306 ordinary shares, to be offered and sold to general public, including the existing shareholders and the beneficial owners of the shares held by the custodian or by any other similar arrangements. The Bank may issue and offer these ordinary shares for sale in foreign and/or domestic markets in whole amount or in lots.

- 56,495,694 ordinary shares, to be reserved additionally for the exercise of the subordinated convertible bonds and convertible bonds, which had already been issued. (see Notes 4.14, 4.15, and 4.18)

- 292 million ordinary shares, to be reserved additionally for the exercise of the subordinated convertible bonds and/or convertible bonds, which remain unissued. (see Note 4.16)

- 100 million ordinary shares, to be reserved additionally for the exercise of right of the warrants, which remain unissued. (see Note 4.20)

- 655,000 Class A preferred shares to be offered and sold in foreign and/or domestic markets, which may be sold with the subordinated bonds to investors in foreign and/or domestic markets.

- One million Class B preferred shares to be offered and sold in foreign and/or domestic markets, which may be sold with the subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds to investors in foreign and/or domestic markets.

Capital fund as at December 31, 2002 and 2001 are as follows :

(million Baht)

	2002		2001	
Tier 1 capital				
Issued and paid-up share capital and premium on share capital		98,906.7		98,906.7
Legal reserve		11,544.8		11,544.8
Other reserve		63,266.9		63,266.9
Net income (loss) after appropriation		(116,113.7)		(122,945.4)
		57,604.7		50,773.0
Tier 2 capital				
Unrealized increment per land appraisal		6,871.5		6,900.6
Unrealized increment per premises appraisal		2,736.0		3,034.7
Provision for normal assets		2,949.5		2,484.1
Long-term subordinated debt instruments				
Subordinated convertible bonds	2,748.0		4,347.8	
Unsecured subordinated notes	19,380.0	22,128.0	21,316.6	25,664.4
Less Debt instrument in excess of 50% of tier 1 capital		-		(277.9)
		34,685.0		37,805.9
Total		92,289.7		88,578.9

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at December 31, 2002 and 2001, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	2002	**2001**
Total capital	11.5	11.3
Tier 1 capital	7.2	6.5
Tier 2 capital	4.3	4.8

4.20 Warrants

On April 5, 2000, the shareholders passed a resolution to cancel 100 million units of warrants with a maturity of not exceeding 5 years, which was approved by the shareholders on March 18, 1999, and remain unissued. The shareholders passed a resolution for the Bank to issue up to 200 million units of warrants with a maturity of not exceeding 10 years, to be offered and sold in foreign and/or domestic markets. The shareholders also approved to allocate 100 million ordinary shares, to be reserved additionally with 100 million ordinary shares which remain unexercised, totaling 200 million ordinary shares, to accommodate the exercise right of the warrant holders. (see Note 4.19)

4.21 The establishment of Special Purpose Vehicle to issue capital securities

On April 21, 1998, the shareholders passed a resolution for the Bank to establish Special Purpose Vehicle (SPV) to issue capital securities in the amount not exceeding US$ 1,000 million or its equivalent in other currencies, to be offered in private placement and/or to institutional investors in accordance with the rules and guidelines of the Securities and Exchange Commission. The Bank may issue capital securities in whole amount or in lots. The Board of Directors was authorized to proceed with the establishment of the SPV.

Such capital securities may be perpetual, non-cumulative, and redeemable by the SPV or may be guaranteed by the Bank. The terms and conditions in the offering of the capital securities may state that upon specific conditions, the Bank must or may issue other securities in exchange for the capital securities.

Upon the issuance of capital securities by the SPV, the Bank may issue securities which may be subordinated; secured; convertible into ordinary shares or other securities of the Bank; or any other securities in the amount not exceeding US$ 1,100 million or its equivalent in other currencies to the SPV. The Board of Directors has been authorized to proceed with the issuance of the capital securities by the SPV and those securities that the Bank may have to issue to the SPV. The terms and conditions of the offering of the capital securities by the SPV may include dividend payment or other kind of payment as determined by the Board of Directors and such payment may be related to payment of dividend or other payment on other securities of the Bank.

On March 18, 1999, the shareholders passed a resolution for the Bank to establish or to invest in a subsidiary or SPV for the purpose of raising fund of the Bank, by issuing preferred shares and/or bonds to the subsidiary or SPV, or the Bank may issue the preferred shares and/or bonds to a mutual fund or a juristic entity that is established for investing mainly in the Bank's preferred shares and/or bonds; and the Bank is authorized to enter into trust agreement or master investment agreement between the Bank and the subsidiary or SPV or mutual fund or any other juristic entity.

4.22 Statutory reserve and other reserve

4.22.1 Under the Public Limited Companies Act, the Bank is required to allocate to a reserve fund at least 5% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 10% of the registered capital. However, the Bank's Articles of Association require that the Bank shall allocate to the reserve fund until the reserve fund reaches an amount of not less than 25% of the registered capital. The Bank has fully complied with such reserve requirements.

4.22.2 The Bank appropriated annual profit as other reserve, which is treated as general reserve with no specific purpose.

4.23 Commitments

As at December 31, 2002 and 2001 the Bank had commitments as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
		2002			2001	
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	1,738.6	1,258.7	2,997.3	926.9	1,369.3	2,296.2
Guarantees of loans	440.1	17,526.9	17,967.0	494.1	24,407.0	24,901.1
Other guarantees	44,918.6	13,700.8	58,619.4	40,513.8	11,220.2	51,734.0
Customers' liabilities under unmatured bills issued under letters of credit	581.6	8,339.2	8,920.8	529.0	8,462.5	8,991.5
Letters of credit	709.6	25,434.3	26,143.9	636.1	19,199.3	19,835.4
Forward foreign exchange contracts						
Bought	15,303.9	80,021.4	95,325.3	11,737.8	82,972.2	94,710.0
Sold	6,368.8	197,978.8	204,347.6	4,809.9	214,502.4	219,312.3
Currency swaps	7,622.1	13,766.6	21,388.7	8,779.7	17,120.8	25,900.5
Interest rate swaps	-	23,531.8	23,531.8	-	29,507.2	29,507.2
Amount of unused bank overdraft	110,681.1	4,654.6	115,335.7	109,001.3	2,859.2	111,860.5
Others	1,526.9	2,097.2	3,624.1	179.9	2,170.3	2,350.2
Total	189,891.3	388,310.3	578,201.6	177,608.5	413,790.4	591,398.9

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	2002			2001		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	1,665.1	1,258.7	2,923.8	926.9	1,369.3	2,296.2
Guarantees of loans	440.1	17,526.9	17,967.0	494.1	24,407.0	24,901.1
Other guarantees	44,910.5	13,162.0	58,072.5	40,503.8	10,680.0	51,183.8
Customers' liabilities under unmatured bills issued under letters of credit	581.6	8,243.2	8,824.8	529.0	8,378.0	8,907.0
Letters of credit	709.6	25,223.4	25,933.0	636.1	19,052.8	19,688.9
Forward foreign exchange contracts						
Bought	15,303.9	86,253.9	101,557.8	11,853.5	87,423.4	99,276.9
Sold	12,564.4	197,990.2	210,554.6	9,567.0	214,502.2	224,069.2
Currency swaps	9,873.5	15,959.1	25,832.6	12,185.3	20,488.2	32,673.5
Interest rate swaps	-	24,413.4	24,413.4	-	30,410.7	30,410.7
Amount of unused bank overdraft	110,681.1	3,905.0	114,586.1	109,001.3	2,177.4	111,178.7
Others	1,526.9	1,664.8	3,191.7	179.9	2,170.3	2,350.2
Total	198,256.7	395,600.6	593,857.3	185,876.9	421,059.3	606,936.2

4.24 Properties used as collateral

Government and State enterprises securities having face value of Baht 94,673.0 million and Baht 74,490.5 million as at December 31, 2002 and 2001, respectively, are deposited as cover for commitments with government agencies, the BOT and for securities sold under repurchase agreements in favour of the BOT.

4.25 Litigation

As at December 31, 2002 and 2001, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operation.

4.26 Related party transactions

As at December 31, 2002 and 2001, related parties of the Bank consisted of the Bank's executives, at the departmental manager level and higher including close family members of executive vice president level and higher; those entities in which the Bank, or the Bank's directors, or executives at the departmental manager level and higher, or close family members of executive vice president level and higher together had 10% or more combined beneficial ownership; and those entities of which the Bank's directors, or executives at executive vice president level and higher, or close family members of these individuals, held directorship position; and those related companies as indicated in the BOT's report.

As at December 31, 2002 and 2001 the Bank had significant loans and commitments to related parties, as follows :

(million Baht)

2002	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related parties			
Loans			
Ending balance	9,325.6	9,325.6	May 23, 1999 - May 28, 2018
Average month end balance	8,187.0	8,187.0	
Commitments			
Ending balance	1,843.3	1,843.3	December 31, 2002 - October 8, 2020
Average month end balance	1,587.7	1,591.1	
Restructured debtors			
Loans			
Ending balance	76,612.8	76,612.8	April 11,1997 - December 31, 2016
Average month end balance	72,666.9	72,666.9	
Commitments			
Ending balance	7,458.2	7,458.2	December 15, 2002 - May 12, 2018
Average month end balance	7,151.3	7,151.3	

(million Baht)

2001	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related parties			
Loans			
Ending balance	7,426.6	7,426.6	December 8, 2001 - April 11, 2007
Average month end balance	9,263.0	9,263.6	
Commitments			
Ending balance	1,477.7	1,487.7	November 15, 2001 - October 8, 2020
Average month end balance	1,023.3	1,024.1	
Restructured debtors			
Loans			
Ending balance	65,549.7	65,549.7	September 16, 1997 - December 30, 2015
Average month end balance	58,230.4	58,230.4	
Commitments			
Ending balance	8,155.2	8,155.2	December 6, 2000 - May 12, 2018
Average month end balance	7,171.4	7,171.4	

For the year ended December 31, 2002, the Bank charged interests between 1.0% to 14.0% on loans to these related parties. Interest rate charged on restructured loans were between 1.0% to 10.5%, on money market loans were between 2.062% to 2.937%, on default loans were at 14.0%, and on other loans were between 3.0% to 10.5%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2001, the Bank charged interests between 2.0% to 14.0% on loans to these related parties. Interest rate charged on restructured loans were between 2.0% to 9.5%, on money market loans were between 2.875% to 3.75%, on default loans were at 14.0%, and on other loans were between 2.5% to 10.75%. Determination of interest rates was dependent on the type of loans and collateral.

As at December 31, 2002 and 2001 the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 2,025.4 million and Baht 1,448.1 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at December 31, 2002 and 2001, are shown in Note 4.4.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiaries and associated companies, consisted of the following as at December 31, 2002 and 2001 :

LOANS

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Associated companies				
BSL Leasing Co., Ltd.*	565.0	291.0	565.0	291.0
PT BBL Danatama Finance TBK**	132.2	-	132.2	-
Thai Filament Finishing Co., Ltd.	183.9	224.5	183.9	224.5
Thai Polymer Textile Co., Ltd.	1,496.8	1,474.3	1,496.8	1,474.3
Thai Taffeta Textile Co., Ltd.	137.6	181.3	137.6	181.3

* Formerly Bangkok SMBC Leasing Co., Ltd.
** Formerly P.T. BBL Dharmala Finance Co., Ltd.

COMMITMENTS

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Subsidiary company				
Bangkok Bank Berhad	-	-	-	10.0
Associated companies				
Asia Credit Public Co., Ltd.	1.4	1.6	1.4	1.6
BSL Leasing Co., Ltd.*	80.4	140.0	80.4	140.0
Thai Filament Finishing Co., Ltd.	12.0	15.7	12.0	15.7
Thai Polymer Textile Co., Ltd.	77.3	33.7	77.3	33.7
Thai Taffeta Textile Co., Ltd.	6.4	24.8	6.4	24.8

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investment consisted mainly of the following as at December 31, 2002 and 2001 :

LOANS

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Bangkok Central Leasing Co., Ltd.	278.0	180.0	278.0	180.0
Bangkok Polyethylene Co., Ltd.	1,696.1	1,718.5	1,696.1	1,718.5
Bangkok SMBC Consulting Co., Ltd.**	-	1.4	-	1.4
Bangkok UFJ Co., Ltd.***	1,341.0	773.0	1,341.0	773.0
Toyota Leasing (Thailand) Co., Ltd.	200.0	-	200.0	-

COMMITMENTS

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Asia Lamp Industry Co., Ltd.	4.2	1.2	4.2	1.2
Bangkok Central Leasing Co., Ltd.	53.1	58.9	53.1	58.9
Bangkok Polyethylene Co., Ltd.	266.2	432.9	266.2	432.9
Thana Thep Printing Co., Ltd.	0.8	0.4	0.8	0.4
Toyota Leasing (Thailand) Co., Ltd.	0.4	0.4	0.4	0.4

* Formerly Bangkok SMBC Leasing Co., Ltd.
** Formerly Bangkok Sumigin Consulting Co., Ltd.
*** Formerly Bangkok First Tokai Co., Ltd.

As at December 31, 2002 and 2001, the Bank had placement with BBL (Cayman) Limited, the Bank's subsidiary, amounting to Baht 9,768.0 million.

As at December 31, 2002 and 2001, the Bank had deposits from subsidiaries, associated companies and other related parties as follows :

	2002	(million Baht) 2001
Subsidiaries		
BBL (Cayman) Limited	2,753.9	5,049.9
Bangkok Bank Berhad	25.4	20.9
Sinsubtawee Assets Management Co., Ltd.	26.6	244.7
Bualuang Finance Co., Ltd.*	38.9	47.0
BBL Asset Management Co., Ltd.	2.0	4.5
Associated companies		
Bangkok SMBC Systems Co., Ltd.**	-	0.2
BSL Leasing Co., Ltd.***	-	2.2
PT BBL Danatama Finance TBK****	51.7	51.2
Processing Center Co., Ltd.	178.3	150.9
Asia Credit Public Co., Ltd.	15.1	8.9
MC Private Equity Management (Private) Co., Ltd.	-	72.4
Thai Filament Finishing Co., Ltd.	0.4	0.2
Thai Polymer Textile Co., Ltd.	0.3	4.5
Thai Taffeta Textile Co., Ltd.	15.4	0.5
Other related parties	10,114.4	4,854.5

As at December 31, 2002 and 2001, the Bank had placement with, loans to, commitments to and deposits from subsidiaries, associated companies, related parties and restructured debtors, changing are as follows :

PLACEMENT

	2002	2001	(million Baht) Change
Subsidiaries	9,768.0	9,768.0	-

LOANS

	2002	2001	(million Baht) Change
Subsidiaries	-	-	-
Associated companies	2,515.5	2,171.1	344.4
Related parties*****	8,628.4	8,151.4	477.0
Restructured debtors*****	74,794.5	62,653.8	12,140.7
Total	85,938.4	72,976.3	12,962.1

* Formerly Thaksin Finance Co., Ltd.
** Formerly Bangkok Sakura Software Service Co., Ltd.
*** Formerly Bangkok SMBC Leasing Co., Ltd.
**** Formerly P.T. BBL Dharmala Finance Co., Ltd.
***** Excluding subsidiaries and associated companies.

COMMITMENTS

(million Baht)

	2002	2001	Change
Subsidiaries	-	10.0	(10.0)
Associated companies	177.5	215.8	(38.3)
Related parties*	1,761.5	1,336.1	425.4
Restructured debtors*	7,362.5	8,081.0	(718.5)
Total	9,301.5	9,642.9	(341.4)

DEPOSITS

(million Baht)

	2002	2001	Change
Subsidiaries	2,846.8	5,367.0	(2,520.2)
Associated companies	261.2	291.0	(29.8)
Other related parties*	10,114.4	4,854.5	5,259.9
Total	13,222.4	10,512.5	2,709.9

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are considered to be at arms length. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

As at December 31, 2002 and 2001 material accrued income and expenses between the Bank and subsidiaries, associated companies and other related parties are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Subsidiaries				
Interest receivable	-	-	634.7	649.2
Interest payable	-	-	5.7	27.5
Associated companies				
Interest receivable	1.9	0.5	1.9	0.5
Interest payable	0.1	-	0.1	-
Other related parties				
Interest receivable	88.3	150.4	88.3	150.4
Interest payable	8.0	5.5	8.0	5.5

* Excluding subsidiaries and associated companies.

For the years ended December 31, 2002 and 2001 material income and expenses between the Bank and subsidiaries, associated companies, and other related parties are as follows :

(million Baht)

	FOR THE YEARS ENDED DECEMBER 31,			
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Subsidiaries				
Interest and discount received	-	-	791.4	883.5
Fees and service income	-	-	40.4	48.7
Other income	-	-	1.5	1.6
Dividend income	-	-	-	0.9
Interest paid	-	-	184.0	241.5
Other expenses	-	-	-	3.6
Associated companies				
Interest and discount received	91.1	48.0	91.1	48.0
Fees and service income	5.7	0.1	5.7	0.1
Other income	0.1	0.2	0.1	0.2
Dividend income	24.5	38.2	24.5	38.2
Interest paid	7.8	8.4	7.8	8.4
Other expenses	57.9	52.0	57.9	52.0
Other related parties				
Interest and discount received	4,678.6	4,408.2	4,678.6	4,408.2
Fees and service income	64.0	175.6	64.0	175.6
Interest paid	60.3	97.2	60.3	97.2
Other expenses	273.3	176.9	273.3	176.9

For the years ended December 31, 2002 and 2001 the Bank sold properties foreclosed to Sinsubtawee Asset Management Co., Ltd. amounting to Baht 24.4 million for Baht 16.1 million and Baht 353.1 million for Baht 284.0 million, respectively which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 8.3 million and Baht 69.1 million, respectively there was no gain or loss to the Bank from these sale transactions.

Disclosure of the statements of cash flows of Sinsubtawee Asset Management Co., Ltd.

In accordance with the BOT's letter number THOR POR TOR. SOR NOR SOR. (01) WOR. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinsubtawee Asset Management Co., Ltd. are as follows :

SINSUBTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(million Baht)

	2002	**2001**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(67.9)	(99.4)
Items to reconcile net income (loss) to net cash flows from operations		
Depreciation	0.7	0.2
Loss on impairment of properties foreclosed	70.5	116.4
Operating assets (increase) decrease		
Interbank and money market items	(124.2)	224.8
Properties foreclosed	118.5	(241.8)
Income tax recoverable	(0.2)	-
Advance payment for properties foreclosed	-	(1.0)
Deposit	-	(0.2)
Operating liabilities increase (decrease)		
Accrued income tax	-	3.7
Deposit	2.1	-
Other liabilities	0.6	-
Net cash provided (used) by operating activities	0.1	2.7
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of premise and equipment	(0.1)	(2.7)
Net cash provided (used) by investing activities	(0.1)	(2.7)
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
Net cash provided (used) by financing activities	-	-
Net increase (decrease) in cash	-	-
Cash as at January 1,	-	-
Cash as at December 31,	-	-

4.27 Other benefits to directors and executives

The Bank has not extended extraordinary monetary and/or non-monetary benefits to the directors and executives from the level and inclusive of department manager upwards, except for ordinary benefit to the directors and executives.

4.28 Income Tax

For the years ended December 31, 2002 and 2001, the consolidated financial statements presented income tax amounting to Baht 7.2 million and Baht 4.1 million, respectively, which is the income tax of its subsidiaries.

For the years ended December 31, 2002 and 2001, the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

4.29 Long-term leases

Long-term leases consisted of the following as at December 31, 2002 and 2001:

(million Baht)

		REMAINING RENTAL EXPENSES			
		CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
Type of lease	**Period**	**2002**	**2001**	**2002**	**2001**
Land and/or premises	2002 - 2007	147.6	138.9	147.6	138.9
Land and/or premises	2008 - 2017	121.6	114.5	121.6	114.5
Land and/or premises	2018 - 2026	13.1	13.1	13.1	13.1
Total		282.3	266.5	282.3	266.5

4.30 The financial position and the results of operation by domestic and foreign operations

4.30.1 The financial position at December 31, 2002 and 2001 :

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

	2002			2001		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,038,695.3	212,260.4	1,250,955.7	979,043.4	273,461.5	1,252,504.9
Interbank and money market items	16,282.3	114,356.5	130,638.8	14,506.8	195,495.7	210,002.5
Loans	757,117.2	80,736.7	837,853.9	666,742.8	57,044.9	723,787.7
Investments	300,721.3	22,572.1	323,293.4	245,577.3	19,417.0	264,994.3
LIABILITIES						
Deposits	982,676.7	88,017.7	1,070,694.4	992,661.8	86,955.8	1,079,617.6
Interbank and money market items	5,824.0	15,478.8	21,302.8	9,455.4	14,448.8	23,904.2
Borrowings	12,765.0	31,520.0	44,285.0	12,765.0	31,279.8	44,044.8
Subordinated bonds cum preferred shares	34,496.6	-	34,496.6	34,496.6	-	34,496.6
CONTINGENCIES	423,355.1	154,846.5	578,201.6	375,992.0	215,406.9	591,398.9

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

	2002			2001		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,036,296.5	208,802.0	1,245,098.5	976,951.8	271,795.7	1,248,747.5
Interbank and money market items	15,692.0	124,016.4	139,708.4	14,401.8	203,668.1	218,069.9
Loans	755,063.1	75,559.3	830,622.4	665,528.8	52,612.7	718,141.5
Investments	303,510.1	14,651.5	318,161.6	248,367.1	14,924.0	263,291.1
LIABILITIES						
Deposits	980,657.6	82,007.1	1,062,664.7	990,989.0	80,941.5	1,071,930.5
Interbank and money market items	5,876.8	18,119.7	23,996.5	9,510.7	19,808.1	29,318.8
Borrowings	12,765.0	31,520.0	44,285.0	12,765.0	31,279.7	44,044.7
Subordinated bonds cum preferred shares	34,496.6	-	34,496.6	34,496.6	-	34,496.6
CONTINGENCIES	423,273.5	170,583.8	593,857.3	376,009.1	230,927.1	606,936.2

4.30.2 The results of operations for the years ended December 31, 2002 and 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	47,687.9	11,786.9	(6,969.5)	52,505.3
Interest expenses	(27,230.7)	(9,779.3)	6,969.5	(30,040.5)
Net interest income	20,457.2	2,007.6	-	22,464.8
Non-interest income	12,665.3	2,470.9	(43.5)	15,092.7
Non-interest expenses	(27,461.9)	(3,825.0)	15.9	(31,271.0)
Income (loss) before income tax	5,660.6	653.5	(27.6)	6,286.5

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	54,605.3	18,593.5	(12,679.0)	60,519.8
Interest expenses	(33,019.2)	(16,347.5)	12,679.0	(36,687.7)
Net interest income	21,586.1	2,246.0	-	23,832.1
Non-interest income	9,170.7	4,158.0	(1,037.7)	12,291.0
Non-interest expenses	(25,420.7)	(4,230.9)	15.3	(29,636.3)
Income (loss) before income tax	5,336.1	2,173.1	(1,022.4)	6,486.8

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	47,533.1	10,768.8	(6,113.0)	52,188.9
Interest expenses	(27,157.1)	(8,818.6)	6,113.0	(29,862.7)
Net interest income	20,376.0	1,950.2	-	22,326.2
Non-interest income	12,150.4	2,391.2	(15.9)	14,525.7
Non-interest expenses	(26,881.3)	(3,715.5)	15.9	(30,580.9)
Income (loss) before income tax	5,645.1	625.9	-	6,271.0

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	54,525.7	17,440.3	(11,555.4)	60,410.6
Interest expenses	(32,978.1)	(15,255.9)	11,555.4	(36,678.6)
Net interest income	21,547.6	2,184.4	-	23,732.0
Non-interest income	8,989.0	3,453.1	(15.3)	12,426.8
Non-interest expenses	(25,202.9)	(4,486.8)	15.3	(29,674.4)
Income (loss) before income tax	5,333.7	1,150.7	-	6,484.4

The basis for the determination of income and expenses charge between the branches and head office, and between the branches is established by the head office, which is close to the funding cost.

4.31 Disclosure of financial instruments

A financial instruments is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise at the same time.

4.31.1 Interest rate risk

Interest rate risk in the financial statements arises from the potential change in interest rates which may have an adverse effect on the net interest earnings of the Bank in the current reporting period, and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities.

The Bank uses various derivative transactions to manage its assets and liability position in order to manage interest rate exposure.

The following table presents the Bank's on-balance-sheet financial assets and financial liabilities repricing profile, period to earlier of contractual repricing date or maturity, as at December 31, 2002 and 2001 :

(million Baht)

	2002							
	Call to 1 Month	**1 - 3 Months**	**3 - 12 Months**	**1 - 5 Years**	**Over 5 Years**	**No Interest**	**Non - accrual Loans**	**Total**
Financial Assets								
Interbank and money market items*	55,273	30,629	30,526	10,784	-	12,659**	-	139,871
Investment in securities and securities purchased under resale agreement	24,604	21,218	27,016	119,201	106,263	25,860	-	324,162
Loans	408,990	52,504	57,904	87,756	74,048		149,420	830,622
Financial Liabilities								
Deposits	584,622	333,446	93,692	16,647	1	34,257	-	1,062,665
Interbank and money market items and securities sold under repurchase agreement	13,153	4,650	3,342	6	-	2,846	-	23,997
Liabilities payable on demand	-	-	-	-	-	3,549	-	3,549
Borrowings	1,265	-	2,166	28,371	12,483	-	-	44,285

* Excluding allowance for doubtful accounts amounting to Baht 162.7 million.

** Including accrued interest receiveables.

(million Baht)

	2001							
	Call to 1 Month	1 - 3 Months	3 - 12 Months	1 - 5 Years	Over 5 Years	No Interest	Non - accrual Loans	Total
Financial Assets								
Interbank and money market items*	79,796	55,532	54,388	15,240	-	13,143**	-	218,099
Investment in securities and securities purchased under resale agreement	24,232	23,967	19,314	137,622	57,663	26,014	-	288,812
Loans	377,677	35,946	39,653	70,146	55,119	-	139,600	718,141
Financial Liabilities								
Deposits	557,574	370,847	104,755	10,166	1	28,588	-	1,071,931
Interbank and money market items and securities sold under repurchase agreement	12,871	5,809	5,344	1,891	-	3,404	-	29,319
Liabilities payable on demand	-	-	-	-	-	3,498	-	3,498
Borrowings	1,265	-	3,091	17,464	22,225	-	-	44,045

Most of the Bank's financial assets pay interest at floating rates such as Minimum Lending Rate (MLR), Minimum Overdraft Rate (MOR) and Minimum Retail Rate (MRR).

Basic information concerning fixed versus floating rate of domestic loans as at December 31, 2002 and 2001 are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Fixed interest rate	203,504	182,954	203,504	182,593
Floating interest rate	551,559	483,789	551,559	482,936
Total	755,063	666,743	755,063	665,529

4.31.2 The Bank follows the prudent asset and liability management policy in managing its foreign currencies. Specifically, the Bank funds its foreign currency assets by using the same currency offshore borrowings. In the event that the assets are funded by borrowings in other currencies, the Bank will use swaps so that the exchange risks can be properly hedged. Under this policy, the Bank strictly complies with the BOT's rules and regulations.

* Excluding allowance for doubtful accounts amounting to Baht 28.9 million.

** Including accrued interest receiveables.

4.31.3 Concentration of credit risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Bank. The Bank has established the credit policy of evaluating creditworthiness of its customers and requesting for sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

In the case of recognized financial assets, the carrying amount of the assets recorded in the balance sheet, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

With respect to significant geographical concentration of credit risk, since a vast majority of the Bank's businesses are conducted domestically, no additional disclosure as to concentration of credit risk from recognized financial assets is necessary.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due. For the forward foreign exchange contracts, approximately half of the total exposure as at December 31, 2002 and one-thirds of the total exposure as at December 31, 2001, were to domestic banks and banks in OECD countries while the rest was to banks in non OECD countries or customers from transactions undertaken to meet their risk management needs. Average tenor for forward foreign exchange contracts as at December 31, 2002 and 2001, were six months, almost all contracts was under one year tenor. For the currency swaps and interest rate swaps, almost all exposure as at December 31, 2002 and 2001, were to financial institutions.

The following table shows the credit risk of the Bank's derivative financial instruments as at December 31, 2002 and 2001 :

		(million Baht)
	2002	**2001**
Forward foreign exchange contracts	610.8	1,334.8
Currency swaps	1,950.5	1,971.3
Interest rate swaps	909.4	733.2
Total	3,470.7	4,039.3

4.31.4 Earning financial assets and interest-bearing financial liabilities

The following table presents the Bank's average balance of financial assets and financial liabilities, interest and dividend income/expense, and average interest and dividend rates for the years ended December 31, 2002 and 2001 :

(million Baht)

	2002		
	Average Balance	**Interest and Dividend Income / Expense**	**Average Rate (%) Per Annum**
Earning Financial Assets			
Interbank and money market items, securities purchased under resale agreement	219,646.2	6,292.4	2.9%
Investments, net	284,000.3	11,621.4	4.1%
Loans	768,393.0	34,275.1	4.5%
Total	1,272,039.5	52,188.9	
Interest-bearing Financial Liabilities			
Deposits	1,074,728.0	19,314.7	1.8%
Interbank and money market items	26,185.2	634.8	2.4%
Long-term borrowings and subordinated bonds cum preferred shares	77,807.1	9,913.1	12.7%
Total	1,178,720.3	29,862.6	

(million Baht)

	2001		
	Average Balance	**Interest and Dividend Income / Expense**	**Average Rate (%) Per Annum**
Earning Financial Assets			
Interbank and money market items, securities purchased under resale agreement	260,487.7	10,106.0	3.9%
Investments, net	216,244.3	10,388.6	4.8%
Loans	762,245.1	39,916.0	5.2%
Total	1,238,977.1	60,410.6	
Interest-bearing Financial Liabilities			
Deposits	1,052,992.6	24,991.7	2.4%
Interbank and money market items	40,413.8	1,545.3	3.8%
Long-term borrowings and subordinated bonds cum preferred shares	88,546.1	10,141.6	11.5%
Total	1,181,952.5	36,678.6	

4.31.5 Maturity profile of assets and liabilities

The following table presents the Bank's maturity profile of on-balance-sheet financial assets and financial liabilities as at December 31, 2002 and 2001 :

(million Baht)

	2002					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items*	128,447	11,424	-	-	-	139,871
Investments, securities purchased under resale agreement	64,679	127,120	106,503	25,860	-	324,162
Loans**	367,033	205,654	108,515	-	149,420	830,622
Deposits	1,046,017	16,647	1	-	-	1,062,665
Interbank and money market items, securities sold under repurchase agreement	21,113	2,884	-	-	-	23,997
Liabilities payable on demand	3,549	-	-	-	-	3,549
Borrowings	3,431	28,371	12,483	-	-	44,285
Subordinated bonds cum preferred shares	-	-	-	34,497	-	34,497

(million Baht)

	2001					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items***	201,844	16,255	-	-	-	218,099
Investments, securities purchased under resale agreement	58,080	146,991	57,727	26,014	-	288,812
Loans**	306,669	183,213	88,659	-	139,600	718,141
Deposits	1,061,764	10,166	1	-	-	1,071,931
Interbank and money market items, securities sold under repurchase agreement	22,925	6,394	-	-	-	29,319
Liabilities payable on demand	3,498	-	-	-	-	3,498
Borrowings	4,356	17,464	22,225	-	-	44,045
Subordinated bonds cum preferred shares	-	-	-	34,497	-	34,497

4.31.6 Derivative financial instruments

The Bank uses derivative financial instruments to hedge its balance sheet, to serve the needs of its customers, and for trading purposes. Derivatives used include currency swaps, interest rate swaps, and forward foreign exchange contracts. The contract or notional amounts of these instruments reflect the extent of the Bank's

* Excluding allowance for doubtful amounting to Baht 162.7 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

*** Excluding allowance for doubtful amounting to Baht 28.9 million.

involvement in particular classes of financial instruments but the amounts potentially subject to credit risk are much smaller.

Forward foreign exchange contracts

Forward foreign exchange contracts are contracts that effectively fix a future foreign exchange rate. The contract provides that, at a predetermined future date, a cash delivery will be made between the parties at a specified contracted rate. The Bank uses forward foreign exchange contracts as part of its asset/liability management and to satisfy the customers' foreign exchange risk management needs.

Interest rate and currency swaps

Interest rate swaps are contracts which involve the exchange of fixed-and floating-rate interest payment obligations without the exchange of the underlying principal amounts. Currency swaps are contracts which involve the exchange of interest in two different currencies, the majority of the contracts also involve the exchange of underlying principal amounts in two different currencies. Though the Bank uses swaps mainly as part of its asset/liability management, the Bank also acts as an intermediary in arranging swap transactions for customers. The Bank typically becomes a principal in the exchange of payments between the two parties and, therefore, may be exposed to a loss should one of the parties default. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate and foreign exchange risks inherent in intermediated swaps by entering into offsetting swap position that essentially counterbalance each other.

The following is a summary of the notional amounts and the fair value of the Bank's derivative financial instruments as at December 31, 2002 and 2001 :

(million Baht)

	2002			
		National Amount		**Fair Value**
	Up to 1 Year	**Over 1 Year**	**Total**	
Forward foreign exchange contracts	312,094.6	17.8	312,112.4	(388.1)
Currency swaps	22,718.0	3,114.6	25,832.6	116.0
Interest rate swaps	6,376.1	18,037.3	24,413.4	846.9

(million Baht)

	2001			
		National Amount		**Fair Value**
	Up to 1 Year	**Over 1 Year**	**Total**	
Forward foreign exchange contracts	323,310.7	35.4	323,346.1	1,233.1
Currency swaps	6,722.4	25,951.1	32,673.5	(619.1)
Interest rate swaps	12,518.8	17,891.9	30,410.7	613.7

4.31.7 Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The Bank uses different methodologies for determining the fair value of financial instruments. The methodology used is dependent upon the characteristics of the financial instrument and the financial market in which it operates.

Financial instruments that have standard terms and conditions and are traded on an active and liquid market, such as investments in securities, have their fair value determined by the quoted market price. In other circumstances, the fair value is ordinarily derived from quoted market rates such as interest rates and foreign exchange rates, which are then subsequently incorporated into generally accepted pricing models, based on the discounted cash flow theory, to determine the fair value.

Although the management uses its best judgment in estimating fair values of financial instruments, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair values.

The following table presents the Bank's carrying amount and estimated fair value of financial instruments as at December 31, 2002 and 2001 :

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS			
	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	23,783.9	23,783.9	16,017.9	16,017.9
Interbank and money market items	139,708.4	139,708.4	218,069.9	218,069.9
Securities purchased under resale agreement	6,000.0	6,000.0	25,521.0	25,521.0
Investments	318,161.6	327,077.6	263,291.1	270,652.9
Loans and accrued interest receivables, net	681,327.4	681,327.4	651,357.8	651,357.8
Customers' liability under acceptances	1,178.5	1,178.5	1,392.1	1,392.1
Financial Liabilities				
Deposits	1,062,664.7	1,062,664.7	1,071,930.5	1,071,930.5
Interbank and money market items	23,996.6	23,996.5	29,318.8	29,318.8
Liability payable on demand	3,549.5	3,549.5	3,497.9	3,497.9
Securities sold under repurchase agreement	-	-	-	-
Borrowings and subordinated bonds cum preferred shares	78,781.5	96,225.1	78,541.3	92,067.1
Bank's liability under acceptances	1,178.5	1,178.5	1,392.1	1,392.1
Interest payable	4,590.8	4,590.8	5,726.4	5,726.4

The following methods and assumptions were used by the Bank in estimating fair value of financial instruments as disclosed herein :

Cash, interbank and money market items (assets and liabilities), securities purchased under resale agreement, customer's liability under acceptances, deposits, liability payable on demand, securities sold under repurchase agreement, interest payable, and Bank's liability under acceptances: the carrying amounts approximate fair value.

Trading securities, available for sale securities, and held to maturity debt securities: the fair value is based on market value. For non-marketable debt securities, fair value is determined by the average bid yield from three reliable financial institutions.

General investment: fair value is based on carrying amount, net of valuation allowances for impairment, if any.

Loans and accrued interest receivables : fair value is based on carrying value of loans and accrued interest receivables net of allowance for doubtful accounts as most of loans are floating rate loans.

Borrowings and subordinated bonds cum preferred shares: fair value is based on market value.

Derivative financial instruments: fair value is calculated using discounted cash flow models based on current market yields and the maturity of similar instruments.